SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of August 2023

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.

(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.

(Translation of registrant’s name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file
annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the
information contained in this Form is also thereby furnishing the
information to the Commission pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934.

Yes ______ No ___X___

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2023

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/s/ Mario Tsuwei Liao
Name: Mario Tsuwei Liao Title: Chief Financial and IR Officer



GOL

ESG
Report 2022
Environmental • Social • Governance

Summary

About the report

On the following pages, we will present GOL's ESG Report for the year 2022, covering institutional, socio-environmental, economic, operational and governance information, addressing topics related to the most significant actual and/or potential impacts to our business.

The report was prepared in accordance with GRI Standards for the period from January 1, 2022 to December 31, 2022. Due to the reporting date, we have also included relevant facts from the first months of 2023, always indicating the dates of events throughout the report. GRI 2-3

The reporting company is GOL Linhas Aéreas Inteligentes S.A. (GLAI) and the reported information focuses on the operations of GOL Linhas Aéreas S.A. (GLA), a subsidiary of GLAI that is responsible for passenger and cargo air transport services, aircraft and component maintenance services and the development of loyalty programs, among others. GRI 2-2

Covering institutional, socio-environmental, economic, operational and governance information, addressing topics related to the most significant actual and/or potential impacts to our business.

The document was reviewed and assessed by GOL's Internal Auditing in order to enhance the reliability of information and accuracy of the data – see the review report. In addition, greenhouse gas emissions data are convergent with the inventory we prepared, which was assured by Totum Institute. We wish to contract an independent audit to verify the ESG Report in the future. GRI 2-5

If you would like to contact the team responsible for this publication, please send an e-mail to: esg@voegol.com.br. GRI 2-3



— How we define content

GRI 2-29, 3-1

When we chose the Global Reporting Initiative (GRI) standard for preparing our ESG Report, we made a commitment to comply with certain requirements established by this set of standards. These include the way we should define the content of the report.

GRI standards provide guidance on including topics that are considered material. Do you know what material topics are? According to the GRI's own definition, "these are the topics that represent an organization's most significant impacts on the economy, the environment, and people." In practice, this means that we should report what really matters, considering the particularities of our industry and our company.

Material topics are not defined solely for the purpose of structuring the report. This is a comprehensive process that can help steer an organization's operating strategy, its goals and targets, seeking to make it increasingly sustainable and responsible for the impacts of its activities.

At GOL, we defined materiality in 2021 with this broad purpose of steering the ESG (Environmental, Social, and Governance) strategy. Supported by a specialized consulting firm, we undertook an in-depth analysis of the company, considering aspects such as:

1. **the organizational context** (its activities, market, stakeholder profile, among others);
2. **the sector context** (sustainability challenges and trends common to the industry, best practices adopted by other airlines);
3. **actual and potential**, positive and negative impacts generated by the company;
4. **definition of importance** and prioritization of these impacts.

272 people completed a digital form

An important part of this work was consultation with representatives of strategic groups that have the greatest influence on the company's decisions. We prioritized the following groups: Employees, suppliers, investment experts, customers (frequent flyers, travel agencies, large enterprises and others), GOLLOG franchisees, public authorities (governmental and regulatory agencies), sector organizations of common interest, supported social organizations and opinion makers.

In total, 272 people completed a digital form and another eight were interviewed. The material topics were fine-tuned and validated through interviews with 19 GOL leaders, including members of the Administrative Board, Presidency, Vice-Presidencies and Directorates, conducted with the support of the partner consulting firm.

Revalidation of Materiality

GRI 3-1, 3-2

In order to meet the requirements of the GRI Universal Standards, updated in 2021, we recently revisited the material topics identified in 2021 in order to verify whether they remained applicable in the company's current context and adherent to the concept of materiality restated by GRI. Based on this review, the material topics were kept in essence, although we made adaptations to the terms used to better identify the approaches. See a summary of the materiality below.




Material topics
Operational safety
Low cost and sustainable results
Innovation and digital acceleration
Preventing and fighting corruption
Energy and climate management
Sustainable supply chain management
Customer Experience
A diverse environment, with equity, inclusion and appreciation



GOL

GRI 2-1, 2-6

GOL Linhas Aéreas is the largest airline in Brazil and a leader in the corporate and leisure segment. Founded 22 years ago, it has played a vital role in democratizing air travel in the country and has become the sector's largest low-cost airline, with the best fares in Latin America. It is among the fastest growing airlines in the world.

Currently, GOL serves 141 domestic destinations and 12 international destinations through direct operations, with services at 75 airport bases. The company also maintains strategic alliances with American Airlines, Air France/KLM and Aerolíneas Argentinas, in addition to providing customers with 15 codeshare agreements and 38 interline agreements, offering convenience and connection ease to locations served by these partnerships, and 14 Frequent Flyer Program (FFP) agreements.

The organization's HQ is located at Congonhas Airport, São Paulo (SP). GOL Aerotech, the largest aircraft maintenance center in Latin America, is located in Confins (MG) and has recently opened maintenance facilities in the Congonhas (SP) and Brasilia (DF) airports.


GOL

141 domestic destinations

12 international destinations

75 airport bases

> **With the purpose of being the First for All, GOL has continuously invested in products, services and support to offer the best travel experience to its passengers.**

Comprising 14,816 thousand employees, the Time de Águias (Team of Eagles) works in an environment of proximity, valuing diversity, inclusion and equal treatment, with development opportunities for all.

With the purpose of being the First for All, GOL has continuously invested in products, services and support to offer the best travel experience to its passengers. The company offers a complete in-flight entertainment system with Wi-Fi access, live television, movies, and series, as well as more legroom and comfort (GOL+ Conforto on domestic flights and GOL Classe Premium on international flights). Its service is recognized and awarded by various organizations, such as the Agência Nacional de Aviação Civil (ANAC – National Civil Aviation Agency), Reclame Aqui (Complaint Hotline) and Fórum Brasileiro de Relacionamento com o Cliente (Brazilian Customer Relations Forum).

Another important attraction is the SMILES Loyalty Program, which offers passengers a number of advantages and benefits, such as priority check-in and boarding, access to VIP lounges at international airports in São Paulo and Rio de Janeiro, free preferred seating and others, depending on how often they fly with GOL.

For those seeking an efficient solution in cargo transport and logistics, GOLLOG offers pickup, distribution and delivery of orders to various regions in Brazil and abroad. Recently, an unprecedented agreement was signed between GOL and Mercado Livre, which includes the conversion of aircraft into freighters fully dedicated to improving order delivery logistics.

Year after year, GOL has progressed in its ESG management, with consistent performance in the environmental, social and governance spheres. In this field, we highlight that the company was the first airline in Latin America to offer its customers the possibility to voluntarily offset the carbon emissions of their flights, among other initiatives. It was also the first in this region to receive environmental certification from IATA called IEnvA (IATA Environmental Assessment), Stages 1 and 2.



VIP lounges at international airports in São Paulo and Rio de Janeiro



GOLLOG offers pickup, distribution and delivery of orders to various regions in Brazil and abroad.




GOLLOG
GOL

Outstanding figures

Traffic

Occupancy rate:
80.0%

Total RPK:
32,627,345,039

Total ASK:
40,788,556,197

Operations

27,940,028
passengers

83.3%
punctuality

99.2%
regularity

Environment

2,970,017 t
CO_2e of total emissions (domestic and international flights)

2,822,001 t
CO_2e of emissions by direct QAV consumption (domestic and international flights)

3.73%
reduction in emissions from direct QAV consumption per ASK (domestic flights)

Governance

17,399
participations in ethics and compliance training programs

532
third parties underwent compliance assessments

Zero
data privacy breaches

Air transport network

202,086
flights completed

141
domestic destinations

12
international destinations

Alliances and partnerships

15 *codeshare* partners

38
interline agreements

14
FFP agreements

People

14,816
Employees[1]

60
training hours per employee, on average

50
social organizations supported through Instituto GOL

[1]The number of employees considers those hired via CLT (Consolidated Labor Laws), interns and apprentices, at national and international bases. It does not consider members of the Administrative Board.

Message from the CEO

GRI 2-22



> We have strengthened our actions to promote diversity, equity and inclusion, fostering an environment in which everyone can feel that they are recognized, accepted and welcome to share the unique baggage that each person carries.

Celso Ferrer
CEO of GOL

On this first occasion that I sign the introductory message to GOL's ESG Report, I want, first of all, to share with readers that I feel honored to have assumed the leadership of this company that has revolutionized air transportation in our country and is part of the lives of millions of Brazilians. I will start by expressing my strong feeling of gratitude to the Team of Eagles for their tireless work over this past year, which we will outline in this publication.

When we take a brief look back on 2022, this was a very challenging period for the entire airline industry, as we were still facing significant effects of the pandemic at the beginning of the year, such as a drop in demand for travel and a consequent reduction in capacity, as well as apprehension about the emergence of new coronavirus variants. It was also a year marked by the war between Russia and Ukraine, high fuel costs and economic uncertainty ahead of the election period – just to name a few of the external factors that affected our business environment.

Added to the fact that we were experiencing strong pressure for results and many transformations in the market, in the economy and in customer behavior, we

realized that 2022 would be a key moment for reassessing our business growth routes, in order to ensure that we were all on the path toward a consistent future.

We then commenced what we have called the third management cycle. This renewal movement encompassed structural aspects, such as the introduction of a new CEO (a position I have held since July 2022), reconfiguration of senior management to the C-Level model, and new governance based on Growth, Consistency and Proximity. We are proud of our remarkable track record up to now, and from here on out we want to write new chapters in our history.

To guide us, we proposed a reflection on GOL's Way of Being and Doing, which is how we perceive our organizational culture, discussing with all areas of the company the transformations that would be necessary for this new stage in our company. Through this collective reflection, we revitalized our corporate Values, which were established as: Safety, Team of Eagles, Customers, Low Cost with Intelligence and Results. We will explain each of them better on the following pages.

The results we generated in 2022 and forecast for 2023 demonstrate our strength in making the most of the recovery in demand in the air transport market. To give you an idea of how ready we are, we ended the fourth quarter with the best net revenue ever recorded by GOL, compared to any other quarter in our history. We also saw growth in our yield and maintenance of healthy occupancy levels. The domestic and international short-haul markets continue to drive the recovery, and we will judiciously and gradually continue to resume our operating capacity. It is worth mentioning that we went from an average of 488 daily flights in February 2022 to reach an average of 650 daily flights in the last months of the year.

A crucial aspect for the success of this recovery is our cost structure. In the fourth quarter of 2022, we achieved the same unit cost as in the pre-pandemic period (not considering fuel), reaching 19.09 cents (BRL). We know that this very high level of efficiency will continue to be a decisive factor in executing our growth plan during turbulent periods.

It is also essential to state that we are strongly committed to sustainable development and to the ESG agenda in a broad sense, to social, environmental and governance issues that are strategic to the business and related to our impacts on society.

It is also essential to state that we are strongly committed to sustainable development and to the ESG agenda in a broad sense, to social, environmental and governance issues that are strategic to the business and related to our impacts on society.

650
daily flights in the last months of the year.

Reaching
19.1
cents (BRL)

In the environmental sphere, a highlight is that we achieved IEnvA Stage 2 environmental certification in 2022 and started to offer customers an accessible and simple way to neutralize the emissions generated by their flights – two achievements in which GOL has been a pioneer among Latin American airlines. In parallel, we have been rolling out a fleet transformation to a model that consumes 15% less fuel, thus generating fewer greenhouse gas emissions.

In the social sphere, our purpose of Being First for All is our primary aspiration. All programs connected to the social front reinforce and establish a direct connection with this strategic driver. We continue to support social institutions, totaling 50 partnerships throughout 2022, with emphasis on organizations linked to education (19 in this category), which we believe to be a means of social transformation and literacy. Additionally, I emphasize that we have strengthened our actions to promote diversity, equity and inclusion, fostering an environment in which everyone can feel that they are recognized, accepted and welcome to share the unique baggage that each person carries.

Concerning Corporate Governance, we remain committed to our Code of Ethics, organizational policies and benchmark market practices, and we are still listed on B3's Corporate Governance Level 2. Our financial operations are transparent, a result of steady performance by an Administrative Board with independent members, among other factors. We continue to foster a culture of integrity and fight ethical violations through our compliance program, Rumo Certo (Right Path). Finally, we are continuously improving our processes in accordance with Brazil's General Data Protection Act (LGPD).

We will continue to lead GOL not only to financial and operational success, but also to generate value for society and the environment. I believe in our company's strength and values and those of our Team of Eagles, to build a better and more sustainable tomorrow.

Celso Ferrer
CEO of GOL



We will continue to lead GOL not only to financial and operational success, but also to generate value for society and the environment.



Our purpose

To Be the First for All

Our vision

To be the best airline for travel, work and investing

— More GOL than ever

As mentioned by CEO Celso Ferrer in the opening message of this report, we undertook an in-depth reflection on our organizational culture in 2022, leading to a revision of our Corporate Values.

This work entailed the participation of employees from all areas and all hierarchical levels. After hearing different points of view and perceptions about the transformations that GOL has been going through, we came up with a new text that reflects the company's current moment more adequately and indicates what is necessary to build the new management cycle commenced in 2022.

The following are the Values that make up our organizational culture and the behaviors we encourage, as well as those we do not allow in our work environment.

Safety

Our number 1 Value

What we do:

- We are, each and every one of us, responsible for Safety, and we prioritize it in everything we do.
- We foster a culture of Safety in all situations.
- We comply with the policies and procedures for Operational and Occupational Safety, Information and Property Security.

What we do NOT allow:

- Failure to identify, alert and report Safety risks.
- Being unaware of or breaching Safety policies and procedures.
- Being negligent, reckless or doing things unwittingly.

Time de Águias (Team of Eagles)

Pride in being GOL: the best aviation team

What we do:

- We respect and treat people the way they would like to be treated.
- We make a difference through high performance and creating opportunities.
- We engage in proactive, open and transparent dialogue.

What we do NOT allow:

- Unethical, disrespectful or discriminatory conduct.
- "That's not up to me."
- Omission.

Low Cost with Intelligence

our main competitive strength

What we do:

- We are efficient and productive.
- We focus on what really matters.
- We watch over costs every day, in every detail.

What we do NOT allow:

- Letting Low Cost compromise Safety or Quality.
- Allowing the simple to become complicated.
- Retaining interim solutions and waste.

Client
The center of our decisions

What we do:

- We are close to, we listen to and understand our customers.
- We deliver a simple, consistent experience across all interactions.
- We serve with safety, friendliness and commitment.

What we do NOT allow:

- Only placing importance on customers in words.
- Lack of sensitivity and caring, especially in adverse conditions.
- Leaving customers without information and solutions.

Results
Excellence to surpass goals

What we do:

- We are driven by challenges and determined to surpass our targets.
- We are objective and disciplined in planning and in execution.
- We make decisions for the present and for the future.

What we do NOT allow:

- Poor performance and complacency.
- Many initiatives with few conclusions.
- Lack of accountability for results.



Our Focus 2.3

Every year, we revisit our strategy and define the main management focuses for the upcoming period, taking into account the challenges to be overcome.

In 2023, we structured Our Focus 2.3, covering the main guidelines that will steer us toward even higher flights throughout the year. This material was shared with all employees and explained through videos recorded by C-Level members.

The following are the principles that will guide our efforts over the course of the year.


BE THE FIRST FOR EVERYONE

Efficient operation

- **Reducing** fuel consumption;
- **Anticipating** flights of opportunity;
- **Reducing** time on the ground.

Customer Experience

- **Kindness** as a way to offer humanized, close customer service;
- **Attention** to customer needs, always keeping them informed;
- **Loyalty** by engaging customers with the Smiles program.

Sustainable results

- **Revenue** that is greater than costs, investments and financial expenses;
- **Care** and attention to every detail of costs;
- **Being the first** airline with the highest yield in the market.

Digital acceleration

- **Solution**-oriented self-service;
- **Easy**-to-use channels;
- **Boosting** sales.

Culture evolution

- **Culture** put into practice at every level;
- **Transformative** leadership;
- **High-performance** team.

— Connection with SDGs

Aiming to take bigger strides in our sustainability management, we paid special attention to a global agenda of economic, social and environmental challenges in 2022, the United Nations (UN) Sustainable Development Goals (SDGs).

The SDGs are a set of 17 goals for all countries, broken down into 169 targets. They provide guidance on core issues for the sustainable development of society and the environment, to which governments, companies, researchers, civil society organizations and many other players can contribute.

Before formally joining the initiative, we began by assessing which SDGs are most closely linked to our activities, skills and experience. In other words, we sought to understand our potentials for contributing as a company.

SDGs most connected to GOL

11 Sustainable cities and communities

How we can contribute

- Ensuring access to safe and affordable air transport services (referring to target 11.2)
- Reducing the negative environmental impact of operations (referring to target 11.6)

12 Responsible consumption and production

How we can contribute

- Achieving sustainable management and efficient use of natural resources, especially fuels (referring to target 12.2)
- Reducing waste generation through prevention, reduction, recycling and reuse (referring to target 12.5)
- Promoting sustainable tourism, which generates jobs, promotes culture and local products (referring to target 12b)

13 Climate action

How we can contribute

- Strengthening our resilience and adaptability to risks and impacts from climate change and natural disasters (referring to target 13.1)
- Integrating climate change measures into our business strategy (referring to target 13.2)
- Improving education, awareness-raising and human and institutional capacity on climate change mitigation, adaptation, impact reduction and early warning (referring to target 13.3)


GOL

Apart from these objectives that are directly linked to our business, we can contribute to 15 others in a secondary or supplementary manner, through various projects and initiatives that will be detailed below:


1 NO POVERTY
2 ZERO HUNGER
3 GOOD HEALTH AND WELL-BEING
4 QUALITY EDUCATION
5 GENDER EQUALITY
6 CLEAN WATER AND SANITATION
7 AFFORDABLE AND CLEAN ENERGY
8 DECENT WORK AND ECONOMIC GROWTH
9 INDUSTRY, INNOVATION AND INFRASTRUCTURE
10 REDUCED INEQUALITIES
14 LIFE BELOW WATER
15 LIFE ON LAND
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
17 PARTNERSHIPS FOR THE GOALS

Our aim is to strengthen work fronts in pursuit of solutions to urgent social and environmental issues in Brazil and around the world.

Throughout 2023, we will assess the corporate goals that are already related to prioritized SDGs in depth, and establish other specific commitments linked to this agenda. Our aim is to strengthen work fronts in pursuit of solutions to urgent social and environmental issues in Brazil and around the world.

Because of these measures, GOL will formalize its commitment to the SDGs and will become a signatory to the United Nations Global Compact, also committing to ten business principles in the areas of human rights, labor, environment and anti-corruption.

— Supply chain

GRI 2-6

We remain focused on strengthening relations with strategic partners and on renegotiating contracts and payments. Streams related to lessors and fleet management have been carefully calibrated to maintain suitable operational liquidity levels and flexibility for demand recovery and peak season scenarios.

GOL has many small and large suppliers, ranging from tactical to strategic. This definition is not only linked to amounts expended with each of them, nor only to the size of the partner company, but essentially to their importance to our operation.

Many of our strategic partners supply aeronautical components, which not only represent a significant financial cost but are also essential to our core business. These are usually imported items from the United States with industry-specific technologies that have low supply in the market and prices pegged to the dollar. Operation-related service providers are also a critical group, because any failure in terms of synergy or punctuality, for example, affects the service to our airline network.



In 2022, we did business with approximately 1,500 suppliers, including one-time items and contracts, with a total expenditure of BRL 10.5 billion.

Considering the strategic and often complex nature of aeronautical suppliers, we have a specific technical qualification policy for this group, in addition to a work instruction for those identified as having the greatest impact on the safety of operations. In all cases, we always look for committed suppliers and strive to build close and lasting relationships.

In 2022, we did business with approximately 1,500 suppliers, including one-time items and contracts, with a total expenditure of BRL 10.5 billion. Most of these partners, 97%, are located in Brazil, while 3% are in the United States, and less than 1% in other countries.

All of our signed partners are informed of our Environmental Policy and our Code of Ethics. Suppliers at risk also undergo a compliance assessment related to legal and anti-corruption aspects, among others. GRI 308-1, 414-1

Some contracts foresee outsourcing. At the close of 2022, we had 188 outsourced workers allocated to the company's premises, distributed between GOL Aerotech and the headquarters in Congonhas. They performed support services, such as security, cleaning, telephony, transportation of materials between bases and building maintenance. They are all registered and monitored by a specific area that is part of Supply management. GRI 2-8

188 outsourced workers

expand the fleet by **5%**

17 new operational bases in Brazil

In 2022, the most strategic projects for the Supplies area were the receipt of new MAX units, entailing the overhaul of 41 aircraft and making it possible.

Every year, the product categories we purchase the most are: aircraft components, fuel and other consumables, chemicals, wheels and brakes, software and hardware, uniforms, benefits and food for Crew, Passengers and Employees. In the services category, the most recurrent are: maintenance and aircraft repairs, handling, catering, security services, consulting, communication and advertising agencies, training, health care, various construction works, logistics, transportation and accommodation/housing.

In 2022, the most strategic projects for the Supplies area were the receipt of new MAX units, entailing the overhaul of 41 aircraft and making it possible to expand the fleet by 5%, as well as the rollout of 17 new operational bases in Brazil. For 2023, we will continue to dedicate ourselves to these projects, moving forward with GOL's growth plan.




WING ANTI-ICE
OFF
ENG ANTI-ICE
OFF
LOW PRESSURE
LOW PRESSURE
ENG 1
ELEC 2
ELEC 1
OFF
ON

— Safety: our number 1 Value

GRI 416-1, SASB TR-AL-540a.1

GOL has an Operational Safety Management System (SGSO) that allows us to assess and predict potential risks, take appropriate action and measure the efficiency of operational controls. Attesting to the quality of this system, we are certified by the National Civil Aviation Agency (ANAC), according to the Brazilian Civil Aviation Regulation (RBAC) 121, which lays out requirements for the Operational Safety System, and certified by the Operational Safety Audit (IOSA) program, which was revalidated by the International Air Transport Association (IATA) through May 2024.

> GOL has an Operational Safety Management System (SGSO) that allows us to assess and predict potential risks, take appropriate action and measure the efficiency of operational controls.

SGSO Components

1. **Operational safety policy and goals**
   Management commitments, responsibilities, assignment of duties, emergency response plan coordination and documentation.
2. **Risk management**
   Processes for hazard identification, risk assessment and mitigation.
3. **Operational safety assurance**
   Performance monitoring and measurement, change management and continuous improvement.
4. **Operational safety promotion**
   Training, qualification and communication.

Safety audits

To maintain our certifications, we were subjected to rigorous audits by ANAC and IATA, which gave rise to work plans to resolve non-conformities, successfully completed between June and August 2022. That same year, we received a visit from Boeing as part of their Operational Efficiency Program, when they were able to learn more about our operational standards and practices, and interview the heads of operational areas. In Boeing's report on that visit, we were recognized for the robustness of our SGSO (Operational Safety Management System).

Changes in structure and internal rules

In 2022, the Operational Safety area underwent some changes, including a redefinition of its activities, such as the incorporation of work safety management and the appointment of a new director. Adaptations were thus made to governance processes, indicators, goals, manuals and procedures.

Engagement and communication

We rolled out a new program called "Segurança + Você" (Safety + You) to foster even more closeness between the area's management and operational bases. They all received a visit from the Operational Safety team and had the opportunity to participate in talks, share feedback and exchange experiences. We also published 72 editions of the Segurança em Pauta (Safety on the Agenda) newsletter, dozens of alerts and bulletins, and 164 posts on our internal social network (Workplace), which reached more than 16,000 interactions. GRI 2-29

Industry and regulatory participation

In order to contribute to the evaluation and revision of requirements applicable to the aviation industry, we maintained active participation in IATA's strategic groups and committees in 2022: the IOSA Oversight Council (council that decides on certification), the MNT Task Force (focused on maintenance activities), the Flight Operations/Dispatch Task Force (focused on flight and dispatch activities) and the Issue Review Meeting (sharing of operational safety experiences for industry learning in order to prevent events). GRI 2-28

72 editions of the Segurança em Pauta

164 posts on our internal social network

+16,000 interactions

We also closely follow the release of ANAC's Supplementary Instructions and Regulations and, in partnership with the Brazilian Airline Association (Abear – Associação Brasileira das Empresas Aéreas), we work on proposals to improve the rules for human fatigue risk management. Our contributions will be presented in the public consultation that ANAC will conduct in 2023.

Additionally, we contributed in 2022 to the work groups focused on the Safety area, more specifically in legislation concerning: access authorization to safety-restricted areas of Brazilian airports, requirements related to civil aviation safety against acts of unlawful interference applicable to airport operators and airline operators (RBAC 107 and RBAC 108) and the treatment to be followed for unruly passengers.

NODSO

In order to promote the highest safety performance, we have consolidated four components for the 2023 Great Operational Safety Performance Level (NODSO) indicator: barrier checking, hazard identification, meeting safety goals (30 have been proposed for 2023) and safety reporting rate. In 2022, the NODSO demonstrated 99.56% effectiveness in barrier checking and 97.49% in hazard identification. Additionally, 93.33% of the safety goals were met (28 in total), the reporting rate per 1,000 operations was 76.9, and the reporting rate per employee was 22%. The NODSO result was 106.77, which is rated "met" on a scale of 0 to 120.

99.56%
effectiveness in barrier checking

97.49%
in hazard identification

result was
106.77
which is rated "met" on a scale of 0 to 120

Zero accidents

In 2022, no aircraft accidents were recorded at GOL. This means that: there have been no incidents with fatalities or serious injuries as a result of being in the aircraft or in direct contact with one of its parts; there have been no structural damage or failures that have adversely affected the structural strength, performance or flight characteristics of our aircraft; and we have had no incidents that led to one of our aircraft being lost or completely inaccessible.

GRI 416-2, SASB TR-AL-540a.1, TR-AL-540a.2

Unruly passengers

The aviation industry has been facing one type of occurrence more often since the onset of the Covid-19 pandemic, when various sanitary and circulation rules were implemented. These are situations that may involve resistance or refusal to comply with instructions from the Crew, alcohol intoxication, verbal or physical aggression, among others, commonly described by the industry as "unruly" or "disruptive" passengers. According to recent IATA data, one in every 1,000 flights has seen some sort of an incident of this type. To manage these incidents and minimize their impacts on the safety of flights and people, we have established new safety procedures, reinforced communication of guidelines and procedures, and training for flight and ground crews and airport staff. These training sessions instruct on how to act in these kinds of situations, ensuring respect for passenger rights and dignity, which entails making interventions proportional to the situations, respecting customer privacy, and treating everyone in a fair and non-discriminatory way, among other measures.

To manage these incidents and minimize their impacts on the safety of flights and people, we have established new safety procedures, reinforced communication of guidelines and procedures, and training for flight and ground crews and airport staff.


GIG → CGH

Innovation and digital acceleration

To foster an innovative culture throughout the organization, we introduced an Open Innovation program in 2022 that brings GOL's relationship with startups closer through projects and partnerships that help improve operational efficiency, sustainability and customer experience.

We also created Inova Talks, a series of online events for our employees that cover trends in the world of innovation. We discussed topics such as the future of airports, business models in the new economy, 5G and the new era of hyperconnectivity, and metaverse, among others. With similar intent, we created the Inova Insights page on the company's internal social network, with weekly publications.

We have had an Innovation Committee since 2016, which currently includes C-Level members and the participation of external experts. This group is responsible for proposing solutions, following up on initiatives in development and analyzing results.

Inova Talks
A series of online events for our employees that cover trends in the world of innovation

Inova Insights
page on the company's internal social network

Unland
a week dedicated to presentations and activities related to innovation

Another important front was Unland, a week dedicated to presentations and activities related to innovation, which was attended by big names in the market, as well as GOL and Smiles professionals who were able to sign up as speakers and subsequently underwent internal curating.

It is important to remember that we have had an Innovation Committee since 2016, which currently includes C-Level members and the participation of external experts. This group is responsible for proposing solutions, following up on initiatives in development and analyzing results.

Strategic innovation drivers

One of GOL's focuses for 2023 is **digital acceleration**, which involves the development of solution-oriented self-service, easy-to-use channels and solutions that leverage sales. With this in mind, the Innovation Team defined the following drivers:

- **Competitive** intelligence
- **Digital channels** and support
- **Products** and partnerships
- **Customer** Loyalty
- **New** technologies
- **Logistics**



Recognition

Our innovative stance has been gaining recognition. We were finalists in the Valor Inovação Brasil 2022 Award, conducted by Strategy& in partnership with the Valor Econômico newspaper, taking second place in the ranking of Transportation and Logistics companies.

— GOL Labs and new solutions

Throughout 2022, GOL Labs, GOL's idea laboratory, worked on developing and deploying various solutions. See some highlights below:

Do you want to know about your flight? Alexa answers.

In 2022, we launched a feature that integrates GOL with Alexa. By enabling GOL Skill through the Amazon Alexa application, customers can use a simple voice command to get more information about their trip. In addition to flight status, information is available on baggage, check-in, documentation, boarding, Smiles, traveling with pets, reimbursement and others, with Portuguese, English and Spanish language options. In addition to the convenience it represents, the resource contributes to digital accessibility, especially for people with visual or motor disabilities.

Digital support for travel agencies

As of 2022, travel agencies wishing to register with GOL will be able to do so in an even faster and simpler way. We have systematized and automated this process, which now takes 30 days less than it used to. In addition, to improve communication with this strategic audience, a FAQ material was created that is sent to the agencies as part of their integration kit.

> **To improve communication with this strategic audience, a FAQ material was created that is sent to the agencies as part of their integration kit.**



Information technology and security

In 2022, we advanced substantially in the Information Technology (IT) area, especially in delivering projects that contributed to improvements in data control and management, process automation, system modernization and cybersecurity, among other work streams.

One of the featured projects was the continued deployment of the Sabre reservation system. After transitioning to this platform in 2021, we focused on enhancing processes and training users throughout 2022. The adjustments we made led to positives reviews on digital channels: in the comparison between August 2021 and May 2022, for example, the Net Promoter Score (NPS) advanced more than 50 points and the Success Rate evolution was 24 percentage points. We start 2023 even more prepared for this digital solution to improve the customer experience and help maximize our revenue.

In the comparison between August 2021 and May 2022, for example, the Net Promoter Score (NPS) advanced more than 50 points and the Success Rate evolution was 24 percentage points.

Also regarding 2022, we underscore our advances for information security, including the adoption of IT solutions, process reviews, communication campaigns, training, phishing tests, as well as migration from traditional infrastructure to cloud, which reduces vulnerability to attacks.

We have also strengthened our Cyber Security Operation, better known as SOC, with the support of a globally recognized partner. In this same scope, we have striven to be even more agile in detection, analysis and response to cyber and information security incidents.

We have increased intelligence capabilities for monitoring the internet, augmenting the layers of protection against fraud and data leaks. Additionally, we implemented a tool that provides advanced protection for access credentials to GOL systems. We also adopted a platform that unifies requests and access management for employees and third parties.

Data Protection

We continue to rigorously protect the personal data to which we have access, in alignment with Brazil's General Data Protection Act (LGPD) and our Privacy Policy.

We have an area dedicated to this topic and to the management of GOL's Privacy Office, which is also responsible for answering questions about personal data handling and for answering requests to remove personal data from our records. We have well-defined rights and responsibilities and suitable compliance mechanisms, including monitoring processes and specific clauses in our contracts.

In 2022, we recorded no data privacy breaches, demonstrating the effectiveness of the preventive and protective mechanisms adopted. GRI 418-1




GOL
PR-XMG

Environmental



Environmental management certified by IATA

Evidencing the effective deployment of our Environmental Management System, we received the IEnvA (IATA Environmental Assessment) Stage 2 certification in 2022. We are the first company in Latin America to achieve IEnvA Stages 1 and 2, and we are among ten airlines in the world to earn the same distinction.

Our enrollment in the environmental responsibility system of the International Air Transport Association (IATA) – responsible for this certification – was voluntary in 2019, motivated by a commitment to increasingly sustainable operations.

IEnvA Stage 1, reached in October 2020, recognized our robust environmental policy that mandates accountability from leadership. Since then, a committee has been dedicated to developing and implementing an action plan to earn the second stage of certification, in line with ISO 14001 international standards.

In 2022, we established a new Environmental Committee (non-statutory) for the purpose of promoting internal awareness, ensuring compliance with environmental commitments and strengthening IEnvA presence within the organization. The goals to be monitored include:

- **Continued implementation** of the Environmental Management System.
- **Voluntary offsetting** of greenhouse gas emissions from air travel. The goal is to increase customer participation from 0.01% to 2%.
- **We have engaged** in ongoing management of the process for environmental licensing, obtaining Federal Technical Registration from Ibama and the Solid Waste Management Program (PGRS), aiming at maintaining legal compliance.
- **Elimination of the plastic** used in the in-flight service on our flights.
- **Selective waste collection** (recycling) implementation.

— More efficient fleet

SASB TR-AL-110a.2

In line with our fleet renewal and modernization plan, we continue to gradually replace the Boeing 737-700 and 737-800 Next Generation (NG) aircraft with the 737 MAX model. This transition is a fundamental pillar of GOL's strategy, as the new model brings higher productivity and cost efficiency, enables the expansion to new destinations through longer direct flights, contributes to greater competitiveness and reduces the average age of the fleet, among other advantages.

In addition to the operational and financial benefits it provides, the 737 MAX is crucial to achieving our goal of carbon neutrality by 2050, as the model is 15% more fuel efficient compared to the 737 NG, resulting in fewer CO_2 emissions. It also represents 40% less noise in the same comparison. GRI 302-5

In 2022, we added fifteen 737 MAX 8 aircraft to our fleet and returned six aircraft from previous series. At the end of 2022, GOL expected to receive twelve 737 MAX 8 and four 737-800 BCF freighters throughout 2023, as well as the return of 17 aircraft from previous series.



Carbon neutrality by **2050**

737 MAX

15% more fuel efficient compared to the 737 NG

40% less noise in the same comparison

— Sustainable fuels

SASB TR-AL-110a.2, TR-AL-110a.3

In recent years, the entire aviation industry has been engaged in promoting solutions related to SAF (Sustainable Aviation Fuel), a sustainable fuel that will help us reduce global CO_2 emissions and mitigate climate change.

Biofuel, produced from vegetable oils, requires intensive research and technological development and will be one of the main resources to achieve our goal of neutralizing carbon emissions by 2050. Currently, fuel represents 98% of our CO_2 emissions.

> **Biofuel, produced from vegetable oils, requires intensive research and technological development and will be one of the main resources to achieve our goal of neutralizing carbon emissions by 2050.**

In September 2022, our CEO, Celso Ferrer, accompanied by the Chief Operating Officer (COO), André Cruz, and Director of the Operational Control and Engineering Center, Eduardo Calderón, attended the Sustainable Aerospace Together Forum, hosted by Boeing in partnership with the Roundtable on Sustainable Biomaterials (RSB).

During the event, we underscored the importance of the MAX model for lower fuel consumption and noise emissions, while Boeing, celebrating its 90 years of operations in Brazil, reaffirmed its commitment to supporting expanded commercialization of sustainable aviation fuels (SAF) and promoting low-carbon technologies.

We emphasized that we continue to work on selecting SAF suppliers, in partnership with our current fuel supplier, Vibra Energia, with whom we have a contract until 2025, providing for the development of biofuel.

We emphasized that we continue to work on selecting SAF suppliers, in partnership with our current fuel supplier, Vibra Energia, with whom we have a contract until 2025, providing for the development of biofuel.

We continue to participate in other forums and groups dedicated to SAF at the Brazilian Airline Association (Abear – Associação Brasileira das Empresas Aéreas), the International Air Transport Association (IATA) and the Fuel of the Future Program (Programa Combustível do Futuro) linked to the National Energy Policy Council (CNPE – Conselho Nacional de Política Energética). We are also founding members of different Biokerosene Platforms aimed at developing sustainable aviation fuel in the country and participate in other organizations related to the topic, such as the Brazilian Union of Biodiesel and Biokerosene (Ubrabio). GRI 2-28


GOL



— Meu Voo Compensa

SASB TR-AL-110a.2

In a groundbreaking move in Latin America, GOL has been offering customers the ability to offset the carbon footprint resulting from their flights since 2021. Through the Meu Voo Compensa (My Flight Offset) program, from June 2021 to December 2022, our customers voluntarily offset 13.1 thousand tons of CO_2, equivalent to the conservation of 1.9 million trees or 3.2 thousand hectares of forests.

The goal is for us to collectively contribute to reducing greenhouse gas (GHG) emissions and our carbon neutrality goal by 2050. In a broader sense, we aim to address climate change and global warming while fostering an increasingly sustainable aviation industry. The initiative is made possible through partnership with the climatech company Moss.

In 2023, the program advanced to a new stage. We now provide the option of offsetting the carbon footprint of the trip when buying the ticket, directly on our website. Previously, it was necessary to access the Moss partner site, calculate the carbon footprint based on the route traveled and purchase the corresponding carbon credit. With this evolution, we have made the process easier, allowing customers to purchase tickets with flights already neutralized.

From June 2021 to December 2022, our customers voluntarily offset 13.1 thousand tons of CO_2, equivalent to the conservation of 1.9 million trees or 3.2 thousand hectares of forests.

Carbon-neutral routes

The Meu Voo Compensa program also established two 100% carbon-neutral routes, for the first time in Brazil. The first route inaugurated was the stretch between Recife (PE) and Fernando de Noronha (PE), which in just over a year led to offsetting 9,000 tons of CO_2, in 1,205 flights. The second route, between Congonhas (SP) and Bonito (MS), was responsible for offsetting 3 thousand tons of CO_2 in the period from December/21 to December/22, in more than 200 flights. In both cases, GOL and Moss took on the individual offsetting of all passengers and crew present on these routes, making a certificate available to them corresponding to the carbon credits.

Offsetting CO_2 for corporate travel

Through the Meu Voo Compensa program, we let our clients choose to offset their CO_2 emissions, helping the companies we serve to reduce the carbon footprint related to employees' business trips. Thanks to this initiative, in November 2022 we established an unprecedented partnership in the domestic airline market with Globo – the largest media and communication conglomerate in Latin America. All job-related trips made by Globo employees will be offset through carbon credits, and the resources will be applied to conservation and reforestation of native forests and regenerative agriculture projects in the Amazon.

> In November 2022 we established an unprecedented partnership in the domestic airline market with Globo.

Learn more about carbon footprint offsetting

What is a carbon footprint?

This is a term that represents the total volume of greenhouse gases (GHG) generated by a person, activity, event, organization or government, converted into carbon equivalent. Almost everything in our routine entails some environmental impact and carbon emission (e.g. eating meat, using fossil fuel-powered means of transportation, consuming industrially manufactured products, among many other activities).

What is the process for offsetting through the program?

When you choose to offset the emissions from your flight, you also receive a digital certificate for the carbon credits. Each credit equals one ton of CO_2. These credits are a way to mitigate damage to the environment, because they are linked to environmental protection and conservation projects.

Is offsetting expensive?

The cost of this offsetting depends on the flight distance and the market price for carbon credits. Even with these variables, the average cost is BRL 12 for round trips.

Where are the carbon credit funds going?

They are allocated to projects aimed at reducing greenhouse gas (GHG) emissions. Currently, four forest conservation projects are benefited by the program.

— Greenhouse gas (GHG) emissions

GRI 305-1, 305-2, 305-3, 305-4, 305-5
SASB TR-AL-110a.1, TR-AL-110a.2

Consumption of aviation kerosene (QAV) represents 95% of GOL's total emissions and practically 100% of its direct emissions (scope 1). In 2022, we calculated 2,822,001 tons of CO_2e[1] emissions from direct jet fuel (QAV) consumption of domestic and international flights, representing 0.0692 $kgCO_2e$/ASK (kilograms of CO_2e by the number of available seats for each kilometer flown).

When taking domestic flights into account, consumption was 0.0697 $kgCO_2e$/ASK – a reduction of 3.73% when compared to 2021. This result is mainly due to the ongoing fleet renewal.

(QAV) represents
95%
of GOL's total emissions

In 2022, we calculated
2,822,001
tons of CO_2e emissions from direct jet fuel (QAV)

-3.73%
emissions per ASK, compared to 2021

[1] CO_2 equivalent (CO_2e) is a measure that expresses the combined impact of different greenhouse gases on the climate in a common unit. It helps to compare the global warming potential of gases like carbon dioxide (CO_2), methane (CH_4), and nitrous oxide (N_2O), making it easier to understand their collective effect on climate change.

Main work fronts to promote emission reductions

Efficiency in flights

We adopt the best practices in flight planning and execution, helping to reduce emissions.

New technologies and more modern aircraft

We have been renewing our fleet with a model that consumes 15% less fuel. We are on the lookout for more eco-efficient technologies that can be incorporated into our operations.

Sustainable fuel

We encourage development of the sustainable fuel chain (SAF), as this is the cornerstone for reducing emissions and reaching neutrality by 2050..

Offsetting

Even with all possible reductions, the remaining emissions need to be neutralized through the purchase of carbon credits.

— Scope 1 GHG emissions in tons of CO_2e

Source	2020	2021	2022	Variation 2022 vs. 2021
Non-renewable sources – national (including QAV)	1,774,322	1,901,225	2,736,385	+43.93%
Non-renewable sources – international (only QAV)		Not reported before 2021.	87,592	–
Renewable sources – national	0	0	0	–
Renewable sources – international	0	0	0	–
Total	**1,774,322**	**1,901,225**	**2,823,977**	**N/A**

— Scope 2 GHG emissions in tons of CO_2e

Source	2020	2021	2022	Variation 2022 vs. 2021
Electricity purchase – national	969	736	502	+31.79%
Electricity purchase – international			Not reported before 2022.	–
Total	**969**	**736**	**502**	**+31.79%**

— Scope 3 (partial) GHG emissions in tons of CO_2e

Source	2020	2021	2022	Variation 2022 vs. 2021
Non-renewable sources – national	54,898	49,685	145,537	+192.92%
Non-renewable sources – international			Not reported before 2022.	–
Renewable sources – national	0	0	0	–
Renewable sources – international			Not reported before 2022.	–
Total	**54,898**	**49,685**	**145,537**	**+192.92%**

— Scope 1, 2 and 3 GHG emissions, totaled, in tons of CO_2e (national and international)

Source	2020	2021	2022	Variation 2022 vs. 2021
National	1,830,191	1,951,646	2,882,425	+47.69%
International		Not reported before 2021.	87,592 *(only direct jet fuel (QAV) consumption)*	
Total	**1,830,191**	**1,951,646**	**2,970,017**	**N/A**

— Biogenic emissions in metric tons of CO_2e (national and international)

Type of emission	2020	2021	2022	Variation 2022 vs. 2021
Scope 1	135	168	187	+11.31%
Scope 2	0	0	0	–
Scope 3	3,682	4,020	4,107	+2.16%
Total	**3,817**	**4,188**	**4,296**	**-2.58%**

— Emissions from direct jet fuel consumption in tons of CO_2e

	2020	2021	2022	Variation 2022 vs. 2021
National	1,796,943	1,913,963	2,734,409	+42.87%
International	Not reported before 2021.		87,592	–
Total	**1,796,943**	**1,913,963**	**2,822,001**	**N/A**



— Emissions from direct jet fuel (QAV) in kg CO_2e/ASK

	2020	2021	2022	Variation 2022 vs. 2021
National	0.0786	0.0724	0.0697	-3.73%
International	Not reported before 2021.		0.0570	–
Total	**0.0786**	**0.0724**	**0.0692**	**N/A**

Note: The data used for calculating the emissions intensity were the following: 39,252,445,873 of national ASK, 1,535,915,622 of international ASK, and 40,788,361,495 of total ASK. The emissions data for 2021 were reformulated.

GRI 2-4

In 2022, 532 kilograms of CO_2e emissions corresponding to ozone-depleting substances used in air-conditioning equipment were recorded, 184 kg of CO_2e coming from R-407C and 348 kg of CO_2e from R-410A.

We do not calculate NOX and SOX emissions.

GRI 305-6, 305-7

To understand each inventory scope, take a look at the origin of the emissions we calculate:

Scope 1

- Air travel (cruising, landing and takeoff).
- Use of power generators at Confins and Congonhas.
- Own fleet of ground vehicles (operation and people transportation).
- Air conditioning in offices.
- Replacement of fire extinguishers.
- Maintenance of the hangar and support equipment (such as forklifts, tractors, etc.)

Scope 2

Electricity consumption at the headquarters, call center, GOL Aerotech and airport bases (according to Infraero power apportionment).

Scope 3

- Aircraft towing and cargo transportation.
- Travel using other airlines (Employees, Crew and Customers).
- Ground transport between airports.
- Ground transport for Crew members.
- Employee mobility (public transportation, chartered and own vehicles).
- Motorcycle delivery service.
- Air conditioning installed at the headquarters and at the Confins and Congonhas bases.
- Waste directed to sanitary landfill, industrial landfill and incineration.

Transparency about emissions and climate management

We compiled our inventory of greenhouse gas emissions according to the GHG Protocol methodology. This methodology is also compatible with ABNT NBR ISO 14064, which provides details and guidelines for quantifying and reporting greenhouse gas emissions and removals. The CO_2, CH_4 and N_2O gases are included in the calculations. The document was assured by Totum Institute.

Domestic emissions are reported in the Public Emissions Registry of the Brazilian GHG Protocol Program (access here) and general data are sent to the National Civil Aviation Agency (ANAC), in compliance with the Carbon Offsetting and Reduction Scheme for International Aviation (CORSIA), by the International Civil Aviation Organization.

Not only were we the first Brazilian airline to participate in the program, but we have also been awarded the Gold Seal, the program's highest level of recognition, since 2011. This seal is awarded for meeting all transparency criteria when publishing the inventory.

We report information annually on the management of CO_2 emissions through the Carbon Disclosure Project (CDP), in which we advanced from grade C to B- in 2022, indicating an evolution in the scope and strategic content of information reported.

We are part of the B3 Carbon Efficient Index (ICO2 B3) and have voluntarily joined the Carbon Pricing Leaders Coalition (CPLC – Coalizão de Líderes para Precificação de Carbono). In addition, our reports have started to follow the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) since 2021 see at the end of this publication.

We report information annually on the management of CO_2 emissions through the Carbon Disclosure Project (CDP), in which we advanced from grade C to B- in 2022, indicating an evolution in the scope and strategic content of information reported.


42

— Energy resources

GRI 201-2, 302-1, 302-2, 302-3, 302-4 | SASB TR-AL-110a.2, TR-AL-110a.3

Aviation kerosene (QAV) is the main energy resource used by an airline. For GOL, it represents not only the main source of environmental impact, but also more than 40% of operating costs.

In 2022, our direct consumption was 1,078,981,881 liters of jet fuel (QAV) for domestic flights (37,630,076 gigajoules) – 44% increase compared to the previous year – and 34,508,172 liters for international flights (1,203,491 gigajoules), totaling 1,113,490,053 liters (38,833,567 gigajoules).

As for energy intensity, in 2022 we recorded consumption of 0.00096 GJ/ASK (gigajoules by number of available seats per kilometer flown) in domestic operations – a 1.2% decrease when compared to 2021. In international operations, consumption was 0.000784 GJ/ASK.

Apart from monitoring aviation kerosene, GOL manages other sources of direct and indirect energy consumption, covering fuels used by the ground fleet, the liquefied petroleum gas (LPG) that supplies furnaces and ground equipment, the purchase of electricity, waste disposal and others. See the details in the chart below:

Category	Origin	Measurement unit	Consumption			2022 consumption in GJ	Variation 2022 vs. 2021
			2020	2021	2022		
Direct energy consumption	National QAV	liters	699,788,744	749,179,733	1,078,981,881	37,630,076	+44.02%
	International QAV	liters	Not reported before 2021.		34,508,172	1,203,491	–
	Diesel	liters	408,650	533,640	534,729	18,649	+0.20%
	Gasoline	liters	9,937	14,119	19,171	669	+35.78%
	LPG	kilograms	22,387	11,711	12,117	528	+3.47%
	Acetylene	kilograms	14	9	0	0	–
	CO_2	kilograms	3,770	1,366	1,196	52	-12.45%
	Ethanol	liters	0	0	0	0	–
	R410 and others	kilograms	34	0	82	4	–
Electricity purchase	Electricity	megawatt-hour	13,814	10,012	8,403	30,251	-16.07%
Indirect energy consumption (value chain)	QAV	liters	34,849,839,609	11,726,045,429	0	0	-100%
	Diesel	liters	11,718,231	13,062,888	0	0	-100%
	Gasoline	liters	2,055,957	2,082,168	13,232	461	-99.36%
	R410 and others	kilograms	0	0	0	0	–
	Waste disposal	kilograms	289,111	185,550	225,715	9,828	+21.65%
	Ethanol	liters	0	0	0	0	–



Waste management

GRI 306-1, 306-2

By 2022, our previously decentralized Solid Waste Management Plan (PGRS – Plano de Gerenciamento de Resíduos Sólidos) gained a corporate structure. This change provides us with greater analysis and management capacity, facilitating improvements in processes for identifying and monitoring waste generation sites, minimizing waste, and environmentally sound waste disposal. It also allows for reducing the volume of waste generated and expands opportunities for recycling and reuse. This corporate management model was initially rolled out at six bases: Brasília (BSB), Congonhas (CGH), Fortaleza (FOR), Guarulhos (GRU), Porto Alegre (POA), and Recife (REC).

Of the total waste we generate, 61% is classified as non-hazardous and 39% as hazardous. In addition, 17% are sent for recycling – an increase of 14 percentage points in the option for this less environmentally impactful disposal.

In all units and bases, we control activities related to collection, sorting, temporary storage, weighing, forwarding to licensed companies, issuing transport documents and verification of the disposal certificate. Every year, we prepare a waste inventory that is sent to the environmental agency.

In 2022, the amount of waste generated was 515,863 tons, representing an increase of 52.33% compared to the previous year's volume. The increase is mainly due to the increase in the number of aircraft serviced in maintenance processes, which is the activity with greatest impact for waste, requiring the directing or final disposal of oil, grease, contaminated cloths, chemicals, fuels, sealants, scrap metal and others.

Of the total waste we generate, 61% is classified as non-hazardous and 39% as hazardous. In addition, 17% are sent for recycling – an increase of 14 percentage points in the option for this less environmentally impactful disposal. Next, we present the breakdown of waste generated by type and disposal, considering the Headquarters, Line Maintenance bases and GOL Aerotech.

— Non-hazardous waste generated GRI 306-3, 306-4, 306-5

Disposal	Total volume (kg)			Variation 2022 vs. 2021
	2020	2021	2022	
Recycling	112,438	68,644	83,264	+21.30%
Sanitary landfill	158,780	105,890	127,524	+20.43%
Incineration	12,460	11,526	45,918	+298.39%
Coprocessing	12,596	6,718	17,943	+167.09%
Wastewater treatment station (grease trap waste)	3,770	0	42,600	–
Total	**300,044**	**192,778**	**317,249**	**+64.57%**

— Hazardous waste generated GRI 306-3, 306-4, 306-5

Disposal	Total volume (kg)			Variation 2022 vs. 2021
	2020	2021	2022	
Recycling (batteries, light bulbs and other items)	1,589	2,102	6,096	+190.01%
Industrial landfill	21,327	20,662	24,100	+16.64%
Decontamination	1,869	569	976	+71.53%
Incineration	6,498	6,262	7,336	+17.15%
Coprocessing	108,798	92,142	131,769	+43.01%
Re-refining/ re-processing	24,261	24,130	28,337	+17.43%
Total	**164,332**	**145,867**	**198,614**	**+36.16%**

We also sold some of the waste, including various oils, scrap metal, kerosene and paper/cardboard, which totaled 101.1 kg.

— Water resources

GRI 303-1, 303-2

Responsible management of water resources plays an important role in the quest for more sustainable operation and reduction of environmental impacts. Recognizing the importance of water as a precious natural resource, we are committed to adopting measures for efficient use and to fight waste in all our activities, as well as to properly dispose of our wastewater, protecting water bodies.

To put it into context, in our headquarters, the water supplied by the São Paulo State Basic Sanitation company (Sabesp) is intended for household use. At GOL Aerotech, the supply comes through the Tancredo Neves International Airport, which receives water from the Minas Gerais Sanitation Company (Copasa), for domestic use and industrial activities, such as washing aircraft parts and landing gear.

In 2022, we received a total of 37,967 m³ of water, representing a 15% reduction compared to 2021. Of this total, the headquarters used 59% of the volume (22,394 m³) and GOL Aerotech used 41% (15,573 m³). The increase is mainly due to the higher number of aircraft serviced in maintenance activities, as well as more consistent return to in-person activities after the pandemic. GRI 303-3, 303-5



In 2022, we received a total of 37,967 m³ of water, representing a 15% reduction compared to 2021.

Both at the Headquarters and at GOL Aerotech, we conduct monthly analyses of water samples for human consumption, to ensure compliance with the quality and potability parameters established by the National Health Surveillance Agency (Anvisa). It also conducts periodic inspections at the storage points. GRI 303-2

GOL's domestic wastewater is discharged directly to treatment stations operated by the sanitation utility providers, with no need for prior treatment by the company. Industrial wastewater, on the other hand, is sent for physical-chemical treatment at GOL Aerotech's Industrial Effluent Treatment Station (ETEI), and is then sent to the Sewage Treatment Station (ETE) located at Tancredo Neves International Airport, operated by Copasa.

In 2022, we generated a total of 34,712 m³ of domestic wastewater, with 22,394 m³ originating from our headquarters and 12,318 m³ from GOL Aerotech. Of this volume, a portion corresponds to industrial effluents produced by GOL Aerotech, which totaled 3,255 m³ in 2022, a 56% increase compared to 2021. Of the total effluents from this unit, 2,560 m³ were discharged as water and 695 m³ as sludge. GRI 303-4



Social



— Time de Águias (Team of Eagles)

We closed out the 2022 year with a total of 14,816 employees, a number that remained stable compared to the previous year (1% decrease). Our Team of Eagles is impressive, not only because of the number of employees (larger than the population of most Brazilian municipalities), but also because of how resilient and tenacious this team proved to be in the most challenging times, such as during the most sever periods of the Covid-19 pandemic. As we overcame such a turbulent period, we rolled out our third management cycle, supported by the pillars of Growth, Consistency and Proximity.

Our Team of Eagles is impressive, not only because of the number of employees (larger than the population of most Brazilian municipalities), but also because of how resilient and tenacious this team proved to be in the most challenging times, such as during the most sever periods of the Covid-19 pandemic.



Profile of Employees

GRI 405-1

We are a team with diverse backgrounds. We carry different stories, skills, personalities and other characteristics that set us apart and make us unique. In addition to respecting and valuing these singularities, we have increasingly striven to reflect the diversity of the Brazilian population. See an overview of the demographic and functional profile of our team below.

Gender

Women account for 44% of our team. However, they only hold 39% of the leadership roles (C-Level, Board of Directors, and Management), and that number drops to 30% when we focus only on the C-Level. In contrast, women hold only 3% of the technical crew positions. This figure highlights the challenge we face, within our organization and in the aviation sector as a whole, in increasing women representation in this department. It is essential that we take action on many different fronts, from training and developing female employees to empowering them and making the workplace more appealing to women. The affinity group Elas Decolam (Women Take Off) will be focusing on this task throughout 2023.

— Employees by gender


44%
6,506
56%
8,310
Female
Male

— Leadership by gender
(C-Level, Directors and Managers)


39%
73
61%
113
Female
Male

In addition to collecting data regarding the binary gender designation, we also collect information on gender identities through our diversity census, which is optional and can be filled out on a voluntary basis. The numbers are handled confidentially.

Race

Black and mixed-race people, who make up more than half of Brazil's population, hold 15% of GOL's leadership positions and 33% of all company's positions (virtually stable percentage compared to the previous year). Read more in this chapter about our initiatives to increase representation of these professionals in our company.

— Employees by race


27%
4,065
6%
867
2%
298
2%
225
0,11%
16
63%
9,345
Asian
Black
White
Mixed race
Indigenous
Not declared

— Leadership by race
(C-Level, Directors and Managers)


0
12%
22
3%
5
8%
15
5%
9
72%
135
Asian
Black
White
Mixed race
Indigenous
Not declared

Region

Most employees (72% of the total) are based in the Southeast region, where the Headquarters, GOL Aerotech and large bases are located.

— Employees by region


7%
1,034
2%
316
2%
229
8%
1,261
9%
1,349
72%
10,627
Midwest
Northeast
South
North
Southeast
International

Age group

With regard to age, 68% of employees are between 30 and 50 years old, 20% are under 30 years old and 12% are over 50 years old.

— Employees by age group


12%
1,807
20%
2,967
68%
10,042
Under 30 years
30 to 50 years
Over 50 years



Functional category

Areas related to Operations comprise 58% of GOL's employees. Next comes the Commercial Crew, which represents 20% of the staff, and the Technical Crew, with 11% of our professionals. The remaining staff members are distributed among other functional categories.

— Employees by functional category


2%
262
1%
186
1%
155
7%
1,038
11%
1,670
20%
2,929
58%
8,576
Leadership (C-Level, Directors and Managers)
Technical Crew
Commercial Crew
Coordinators
Specialists
Analysts
Operations

People with disabilities

We currently have 209 people with disabilities in our company, most of whom (200 employees) work in the Operations area, and the other nine are distributed across the crew and the coordinator and analyst positions in other areas of the company.


Desembarque
Arrival

Detailing of employee profiles

GRI 2-7, 405-1

— Employees by work schedule and gender

Work schedule	Gender		Total
	Female	Male	
Part time	5,090	6,276	11,366
Full time	1,416	2,034	3,450
Total	**6,506**	**8,310**	**14,816**

— Employees by work schedule and age group

Work schedule	Age group			Total
	Under 30 years old	30 to 50 years old	Over 50 years old	
Part time	2,186	7,620	1,560	11,366
Full time	781	2,422	247	3,450
Total	**2,967**	**10,042**	**1,807**	**14,816**

— Employees by work schedule and region

Employment agreement	Region						Total
	Midwest	Northeast	North	Southeast	South	International	
Part time	1,262	1,192	292	7,450	985	185	11,366
Full time	87	69	24	3,177	49	44	3,450
Total	**1,349**	**1,261**	**316**	**10,267**	**1,034**	**229**	**14,816**

— Employees by employment agreement and gender

Employment agreement	Gender		Total
	Female	Male	
CLT (permanent contract)	6,373	8,818	14,491
Apprentices	14	8	22
Interns	27	47	74
International	92	137	229
Total	**6,506**	**8,310**	**14,816**

— Employees by employment agreement and age group

Employment agreement	Age group			Total
	Under 30 years old	30 to 50 years old	Over 50 years old	
CLT (permanent contract)	2,872	9,843	1,776	14,491
Apprentices	22	0	0	22
Interns	67	7	0	74
International	6	192	31	229
Total	**2,967**	**10,042**	**1,807**	**14,816**

Employees by employment agreement and region

Employment agreement	Region						Total
	Midwest	Northeast	North	Southeast	South	International	
CLT (permanent contract)	1,349	1,261	316	10,553	1,012	0	14,491
Apprentices	0	0	0	0	22	0	22
Interns	0	0	0	74	0	0	74
International	0	0	0	0	0	229	229
Others	0	0	0	0	0	0	0
Total	**1,349**	**1,261**	**316**	**10,627**	**1,034**	**229**	**14,816**

Employees by functional category and gender

Functional category	Gender		Total
	Female	Male	
C-Level	3	7	10
Board of Directors	3	15	18
Management	67	91	158
Technical Crew	51	1,619	1,670
Commercial Crew	1,757	1,172	2,929
Coordinators	87	175	262
Specialists	54	101	155
Analysts	545	493	1,038
Operations	3,939	4,637	8,576
Total	**6,506**	**8,310**	**14,816**

Employees by functional category and age group

Functional category	Age group			Total
	Under 30 years old	30 to 50 years old	Over 50 years old	
C-Level	0	10	0	10
Board of Directors	0	16	2	18
Management	0	145	13	158
Technical Crew	128	1,159	383	1,670
Commercial Crew	249	2,242	438	2,929
Coordinators	11	208	43	262
Specialists	14	120	21	155
Analysts	355	647	36	1,038
Operations	2,210	5,495	871	8,576
Total	**2,967**	**10,042**	**1,807**	**14,816**

Employees by functional category and region

Functional category	Region						Total
	Midwest	Northeast	North	Southeast	South	International	
C-Level	0	0	0	10	0	0	10
Board of Directors	0	0	0	17	0	1	18
Management	4	9	4	119	8	14	158
Technical Crew	216	77	0	1,265	109	0	1,670
Commercial Crew	428	130	0	1,194	177	0	2,929
Coordinators	7	16	8	209	11	11	262
Specialists	0	0	0	154	0	1	155
Analysts	10	14	3	996	9	6	1,038
Operations	681	1,015	301	5,663	720	196	8,576
Total	**1,349**	**1,261**	**316**	**10,627**	**1,034**	**229**	**14,816**

Employees by functional category and race

Functional category	Race						Total
	Asian	White	Indigenous	Mixed race	Black	Not declared	
C-Level	1	7	0	2	0	0	10
Board of Directors	2	15	0	0	0	1	18
Management	6	113	0	20	5	14	158
Technical Crew	23	1,487	0	143	10	7	1,670
Commercial Crew	67	2,405	0	394	55	8	2,929
Coordinators	4	194	1	43	8	12	262
Specialists	3	134	0	15	2	1	155
Analysts	26	685	1	253	63	10	1,038
Operations	93	4,305	14	3,195	724	245	8,576
Total	**225**	**9,347**	**16**	**4,063**	**867**	**298**	**14,816**



Diversity, Equity & Inclusion (DE&I)

Along our trajectory, we have striven to leverage and solidify the democratization of aviation for all Brazilians on a daily basis. Our purpose of Being the First for All has increasingly guided us to be a company founded on respect and acceptance of differences.

In the year 2022, we progressed even further toward making our work environment and relationships more diverse, equitable and inclusive. We created five Affinity Groups dedicated to Diversity, Equity & Inclusion – DE&I, an initiative that expands spaces for exchanging ideas, discussing concepts and commitments, promoting advances on the issue, planning effective actions and creating indicators. Each group includes expert mentors, directors and employees different standpoints.

> **Our purpose of Being the First for All has increasingly guided us to be a company founded on respect and acceptance of differences.**

Learn more:

The concept of standpoint refers to the social, cultural and historical position from which a person speaks on a given subject, taking into account their unique experiences and perspectives shaped by their race, gender, sexual orientation, social class, geographic origin and other factors. By considering one individual's standpoint, we do not intend to disregard other people's points of view, much less silence them. Quite the contrary, the idea is for us to gain a broader and more complete view of a topic, preventing the exclusion and invisibility of groups that are often under-represented and marginalized in society.

Diversity & Inclusion Affinity Groups

GRI 2-29



Accessibility Group

Name/slogan:
Voo Livre (Free Flight)

Mission:

To make everyone's journey genuinely accessible.



Generations Group

Name/slogan:
Todos a Bordo (All Aboard)

Mission:

To bring experiences together to generate synergy.



Racial Equity Group

Name/slogan:
Cores e Elos (Colors and Links)

Mission:

To become an egalitarian and democratic airline in the Time de Águias (Team of Eagles) by integrating conscious black people to fight racism in the organization leadership.



LGBT+ Group

Name/slogan:
We Pride

Mission:

To ensure a safe environment, valuing and respecting differences among our eagles (employees) and customers.



Gender Equity Group

Name/slogan:
Elas Decolam (Women Take Off)

Mission:

To achieve gender equity.

What do the groups do in practice?

- They hold monthly meetings to discuss and propose solid advances in the area of diversity and inclusion.
- They propose targets and indicators linked to strategic planning, the company's ESG agenda and the Sustainable Development Goals (SDGs).
- They structure, propose and monitor projects.
- They propose the drafting and/or review of policies, manuals and documents.
- They offer consulting for hiring processes.
- They suggest content and topics for internal communications.
- They offer consulting for communication and marketing campaigns.
- They promote and/or participate in internal and external events on the topic.

What's next

The Diversity, Equity & Inclusion (DE&I) area and the Affinity Groups have several initiatives planned for 2023, including defining clear processes to promote the hiring and inclusion of black people and women for leadership positions, updating the company's Style Guide with a view to greater inclusion, and conducting mentoring with a diversity perspective. We will strengthen training and awareness-raising, and will prepare communication materials aimed at different areas of the company and hierarchical levels. We will conduct a new, even more complete diversity census.

We will strengthen training and awareness-raising, and will prepare communication materials aimed at different areas of the company and hierarchical levels. We will conduct a new, even more complete diversity census.

Racial Equity

In 2021, we signed the Pact for Promoting Racial Equity, an initiative that aims to implement a Racial ESG Protocol for Brazil, bringing this issue to the center of the Brazilian economic debate and drawing the attention of large national and multinational companies and civil society to the topic. Based on this protocol and on a complete diagnosis, the signatories must act to adopt affirmative action, to improve education on the topic and to train professionals.

More communication

In Workplace (internal social network), we created a group called Wings to Transformation, in which various Diversity & Inclusion initiatives and contents are disseminated. In addition, we are developing a podcast to discuss the topic, featuring employees and special guests. This is expected to launch in 2023.

Academia de Águias (Eagles Academy)

GRI 404-1, 404-2

In 2022, we celebrated the second year of our Corporate University as a tool that strengthens our Way of Being and that directs and mobilizes the Team of Eagles, prompting changes and inspiring a culture of learning. We totaled more than 892,000 hours of training in different formats, an average of 60 hours per employee. In addition, we delivered 197,000 hours of training for third parties. We present additional details below:

+892,000 hours of training for third parties

60 hours per employee

Training by functional category and gender (employees only)

Functional category	Gender	Number of Employees	On-site training	Synchronous training hours	Asynchronous training hours	Total training hours applied	Average training hours per employee
Corporate	Men	7,646	618	948	39,949	41,515	5.43
	Women	6,061	662	1,063	31,331	32,856	5.42
	Total	**13,707**	**1,280**	**2,011**	**71,280**	**74,371**	**5.43**
Operational and Administrative	Men	8,262	151,501	147,899	177,650	477,050	57.74
	Women	6,528	85,262	252,871	77,005	415,138	63.59
	Total	**14,790**	**236,763**	**400,770**	**254,655**	**892,188**	**60.32**

Aligned with our Focus 2.2, which was the strategy defined for the year, we prioritized education as a catalyst of our culture and one of the cornerstones that gives us a competitive advantage at GOL. In addition, we have maintained connection with the People Management Cycle and the Individual Development Plan.

An important highlight was the launch of the "Virei Líder. E agora?" (I Became a Leader. What now?) program, which aims to provide new GOL leaders with the necessary resources to support their daily activities and contribute to their development and that of their teams.



We also created the program Asas do Conhecimento (Wings of Wisdom) – the Academia de Águias (Eagles Academy) facilitators program –, which trained more than 50 members in 2022. This initiative is responsible for offering training related to interpersonal skills (soft skills) and technical skills (hard skills). One notable example is the interactive Nonviolent Communication (NVC) training, attended by more than 100 back-office employees in 2022, and the Aircrafts Presentation training for non-operational areas.

We expanded the Facilitators Program, training more than 50 new employees from Maintenance and Engineering, GOL Aerotech, Flight Crew, Flight Dispatch, Airports and Customer Relationship areas, in various formats and subjects.

We have updated the format and content of several training courses, covering topics such as fueling, tank removal and aircraft transfer, inspector preparation, inspection techniques, baggage service, hazardous goods, Sabre system and others. In addition, we have developed a number of training courses for operational areas.

We revitalized our Corporate Resource Management (CRM), optimizing the knowledge applied to areas such as Crew, Airports, Maintenance, GOLLOG and others. We cover the importance of human factors for safety, stress and fatigue management, teamwork, leadership and many other topics. Additionally, we developed the first training on human factors for Maintenance, Repair and Servicing routines.

In order to meet the legal requirements, we conducted the necessary training to recertify GOL Aerotech with civil aviation regulatory agencies in Brazil and in other countries and regions.

People Management Cycle

GRI 404-2, 404-3

To promote the continuous professional development of all employees, we rely on the People Management Cycle, a performance assessment tool that allows for analyzing behaviors and results through feedback, healthy discussions about development and recognition, and the preparation of an individual development plan (IDP). Through the Cycle, we provide for career progression, merits, promotions and rewards for outstanding professionals.

It is noteworthy that the entire management redesign to the C-Level structure was based on an action plan resulting from the Management Cycle. In addition, about 90% of the succession plan for leadership is derived from this plan.

The Management Cycle is applied annually, except for Technical and Commercial Crew, apprentices, trainees and outsourcers, who undergo other performance evaluation mechanisms. In 2022, 7,318 employees participated in this process, representing 88% of those eligible. See the details below:

Participants in the People Management Cycle by evaluated groups/levels

Position Group	Eligible	Participants	Variation 2022 vs. 2021
N1 (C-Level and Board of Directors)	21	18	86%
N2 (Manager and consultant)	138	127	92%
N3 (Coordinator and specialist)	309	295	95%
N4 (Head engineer, operations representative, and supervisor)	512	492	96%
N5 (Lawyer, analyst, architect, executive assistant, auditor, developer, commercial and sales executive, nurse, engineer, pharmacist, customer service, airport and maintenance training instructor, and physician)	998	927	93%
N6 (Intern; orange cap agent; aircraft, crew, and movement controllers; dispatcher; flight simulator, ground, and flight operational dispatch instructors; inspector and mechanic)	743	672	90%
N7 (Airport service agent, airport agent, commercial agent, airport assistant and teleoperator)	3,284	2,772	84%
N8 (Freight forwarder, warehouse clerk, assistant, seamstress, sender, monitor, operator, painter, welder, nursing technician and technician)	2,306	2,015	87%
Total	**8,311**	**7,318**	**88%**



Participants by gender

Gender	Eligible	Participants	Variation 2022 vs. 2021
Female	3,764	3,303	87.8%
Male	4,547	4,015	88.3%

To evolve the Management Cycle, we have worked on process reviews, various surveys and analyses, internal diagnostics and building a new behavioral assessment model.

Turnover

GRI 401-1

The year 2022 saw more consistent recovery in demand for air travel, which intensified in the second half of the year. The turnover rate, which is calculated by averaging annual employee hires and terminations, increased by three percentage points, from 10.64% in 2021 to 13.98%. Although the rate was higher, it is noteworthy that we maintained our strategy of retaining our human capital (variation of only 1% in workforce), also seeking to strengthen our organizational culture and our value proposition for GOL employees. See the breakdown of rates by gender, region and age group below:

Hire and turnover rates

Gender	Hires	Terminations	Hire rate	Turnover rate
Women	1,011	1,116	15.54%	16.35%
Men	965	1,050	11.61%	12.12%
Region	**Hires**	**Terminations**	**Hire rate**	**Turnover rate**
Midwest	159	157	11.79%	11.71%
Northeast	139	222	11.02%	14.31%
North	56	65	17.72%	19.15%
Southeast	1,417	1,505	13.33%	13.75%
South	201	196	19.44%	19.20%
International	4	21	1.75%	5.46%
Age group	**Hires**	**Terminations**	**Hire rate**	**Turnover rate**
Under 30 years old	1,058	657	35.66%	28.90%
30 to 50 years old	870	1,315	8.66%	10.88%
Over 50 years old	48	194	2.66%	6.70%
Total	**Total hires**	**Total terminations**	**Total hire rate**	**Total turnover rate**
	1,976	**2,166**	**13.34%**	**13.98%**

We maintained our strategy of retaining our human capital (variation of only 1% in workforce), also seeking to strengthen our organizational culture and our value proposition for GOL employees.


3M

— Occupational Health and Safety

With an unwavering commitment to Safety, throughout its history GOL has implemented rigorous management standards related to the topic, ensuring an environment of care for the physical and mental integrity of employees, and there is a strong culture of prevention and protecting people, with low rates of occupational accidents and illnesses.

Although we do not have a management system implemented along the lines of OHSAS 18001 and ISO 45001 standards, we have adopted policies and procedures aligned with benchmark market practices, applicable to all employees, service providers and outsourced workers. Such policies are based on the regulatory standards of the Ministry of Labor and other widely disseminated risk classification parameters. GRI 403-1, 403-2

Through the GOL Safety Attitude (AGS – Atitude GOL de Segurança) procedure, we conducted field inspections and checklists that resulted in 89.25% compliance (nine percentage point improvement over 2021.

Our approach to identifying risks and preventing accidents is based on behavioral analyses and programs, safety inspections, work permits, preliminary risk analysis, incident analyses and investigations, policies and procedures, training and safety dialogues, among other measures, as well as the Environmental Risk Prevention Program (PPRA) and the Occupational Health Medical Control Program (PCMSO). In addition, we encourage the reporting of risky situations, without needing to be identified. GRI 403-2, 403-7

Through the GOL Safety Attitude (AGS – Atitude GOL de Segurança) procedure, we conducted field inspections and checklists that resulted in 89.25% compliance (nine percentage point improvement over 2021, when the result was 79.80%), covering Airports, Maintenance, Aerotech, GOLLOG and Crew.

Well-being and quality of life

GRI 403-3, 403-4, 403-5, 403-6

At GOL, we take a holistic view on our employees' health, encompassing physical and emotional aspects and aiming to promote their well-being in a holistic way.

Our Health Service works on prevention, tracking and early diagnosis of health problems related to workers, reducing the rates of work accidents and occupational illnesses, strengthening the culture of preventing, controlling absenteeism and promoting quality of life.

We have the following programs: Mamãe Águia (Eagle Mama, guidance for a healthy pregnancy, which also includes a space for pumping milk for mothers returning from maternity leave), Sempre Juntos (Always Together, providing psychological, financial, and legal support), Sempre Bem (Always Well, providing support for the chronically ill), and Vida Sem Tabaco (Tobacco-Fee Life, providing support for those who want to quit smoking), among others. We encourage exercise by means of agreements with gym access plans.

We have the following programs:

Eagle Mama

guidance for a healthy pregnancy

Always Together

Providing psychological, financial, and legal support

Always Well

Providing support for the chronically ill

Tobacco-Fee Life

Providing support for those who want to quit smoking

We encourage a balance between personal and professional life, while at the same time exercising a critical eye on the working conditions necessary for this balance to really happen. We often host dialogues and talks on burnout prevention, mindfulness and self-care.

At the Espaço Bem Viver (Good Living Space), available at the head office and at the Galeão, Guarulhos, Brasília, Porto Alegre and Aerotech units, we offer various medical specialties, such as occupational medicine, clinical medicine/family medicine, dentistry, and occupational speech therapy.

We conduct campaigns on various topics, such as hypertension, diabetes, obesity, drug addiction, sexually transmitted diseases, and breast and prostate cancer prevention. We also promote vaccination against H1N1 and Covid-19 within the company, for all employees.

Communication and training

In 2022, we maintained constant communications and preventive and mandatory training, mainly addressing issues related to occupational risks.

We encourage our professionals to participate in groups such as the Internal Accident Prevention Commission (Cipa) and in events such as the Internal Work Accident Prevention Week (Sipat).

We achieved 19,290 participations in work safety training, which represented a 114% wider reach than in 2021.

We achieved 19,290 participations in work safety training, which represented a 114% wider reach than in 2021.

Health and safety indicators

GRI 403-9, 403-10

— Occupational health and safety indicators

Indicators	2021	2022	Variation 2022 vs. 2021
Man-hours worked	30,389,869	27,733,289	-8.74%
Total number of accidents	62	148	+138.71%
Number of accidents without lost time	16	19	+18.75%
Number of lost time accidents	46	72	+56.52%
Fatalities	0	0	-
Number of days lost (due to accidents + illnesses)	392	450	+14.80%
Occupational illness rate (TDO)	5.14	5.71	+11.09%
Frequency rate for accidents without lost time	2.56	3.28	+28.13%
Accident severity rate	10.27	16.23	+58.03%

Note: The frequency and severity rates are calculated by taking into account the number of accidents and the number of days lost, respectively, divided by the number of "man-hours worked". To classify incidents as work accidents, whether typical or during the commute, the NBR 14280 concept is used. The occupational illness rate is calculated using the following formula: [no. of occupational illnesses x 10,000 / average annual no. of employees].

The main types of accidents are those related to commuting (from home to work and vice versa), which has motivated traffic safety awareness actions through dialogues among teams and the Yellow May Campaign. The most common injuries are related to these types of accidents, such as abrasions, sprains, dislocations and fractures. Regarding illnesses, there is no specific group or activity that is more at risk. For all recorded incidents of occupational accidents and illnesses, we conduct root cause investigations and implement corrective action plans.



— Instituto GOL

Over the past few years, we have acted as a socially responsible, conscientious company that seeks to make a positive impact on society. Through the GOL Institute, we manage and operate social partnerships, solidarity campaigns and corporate volunteering actions, focusing on the pillars of education, sports, civic engagement and accessibility.

In 2022, we benefited 50 social organizations with 3,898 airline tickets, campaign publicity and other donations. Additionally, we redefined the responsibilities and challenges of the GOL Institute in order to expand the impact of its activities and maintain an even closer relationship with partners and assisted groups. Following are the 2022 partnerships and the main changes for the upcoming year.

We benefited 50 social organizations with
3,898
airline tickets, campaign publicity and other donations



Novelties at Instituto GOL for 2023

Focus on education

The projects will focus on the education pillar, which we believe is crucial for the transformations we want to see in society. We will have around 20 partnerships and we will seek an ever closer relationship with the organizations in order to support the projects, monitor the results and share experiences.

Águias do Bem (Eagles for Good)

The volunteer program Águias do Bem, which had reduced activities during the pandemic, will be back with new actions connected to our culture and a mentoring program, which will allow employees to put their skills and experience at the service of social causes. In addition, we will have a corporate target for engagement in volunteer actions.

GRI 2-29

Competitive selection process

In the second half of 2023, we will launch a public competitive process for selecting new social partners with education projects, which will receive GOL's support for a period of up to two years. We will announce the rules for enrollment publicly.

Criando Asas

We will resume the Criando Asas (Creating Wings) program for training professionals specialized in maintenance for the aviation industry. In partnership with our Academia de Águias (Eagle Academy), we are structuring a hybrid teaching program with online classes and hands-on workshops taught at GOL Aerotech, a business unit focused on aircraft maintenance, located in Confins (MG). Our idea is to contribute to employability in that region, which has become an important aeronautical hub in Latin America, as well as to attract new talents to our Team of Eagles. Among the partners, we will count on the National Industrial Learning Service (Senai – Serviço Nacional de Aprendizagem Industrial), which is part of the S System.

2022 social partnerships

Education and Sports Pillar

21 partner organizations

1,598 tickets

- Amigos do Bem (Friends for Good)
- Associação BrazilLAB
- Associação Junior Achievement Brasil
- Associação Miratus de Badminton
- Associação Parceiros da Educação
- Associação Primeira Chance
- Associação Social Skate
- Associação Vida Jovem
- Associação Worldfund Brazil – Educando
- Atletas pelo Brasil
- Ensina Brasil
- Fundação Gol de Letra
- Grupo Cultural AfroReggae
- Instituto Arredondar
- Instituto BEI
- Instituto Gerando Falcões
- Instituto IT Mídia
- Instituto Reação
- Núcleo das Empresas Juniores da Região de Bauru
- Todos Pela Educação

Civic Engagement Pillar

8 partner organizations

1,177 tickets

- Associação Centro de Estudos de Liderança Pública
- Associação Renova BR
- Instituto Ethos de Empresas e Responsabilidade Social
- Instituto Igarapé
- Instituto Millenium
- Instituto Sou da Paz
- Movimento Brasil Competitivo
- Vetor Brasil



Accessibility Pillar

8 partner organizations

317 tickets

- Ação Social para Igualdade das Diferenças (Asid)
- Associação de Assistência à Criança Deficiente (AACD) and Teleton
- Associação Fernanda Bianchini
- Fundação Dorina Nowill para Cegos
- Instituto Fernando Fernandes
- Instituto Guga Kuerten
- Instituto Jô Clemente
- Instituto Meta Social

Recurring assistance support

13 partner organizations

806 tickets

- Associação ATAmor
- Associação Caixa de Sapato **(new partner)**
- Associação de Assistência à Criança e ao Adolescente Cardíacos e aos Transplantados do Coração – Casa do Coração
- Associação Feminina de Estudos Sociais e Universitários (Afesu)
- Associação Onçafari **(new partner)**
- Centro Assistencial Cruz de Malta
- Cufa – Central Única das Favelas
- Fundação Criança – Instituto de Tratamento do Câncer Infantil (Itaci)
- Grupo Mulheres do Brasil
- Lar da Benção Divina
- Movimento Bem Maior
- Obra do Berço
- Brazil Cap




GOL
Preferencial por lei
Priority by law
Preferencial por ley

Accessibility

In addition to having the largest fleet of infrastructure accessibility equipment in the commercial aviation market (nine ramps for aircraft access, more than 550 wheelchairs and 91 stair climbers), we are committed to offering a welcoming service for people with disabilities, provided by a well-trained team that takes in interest in understanding their individual needs, with clear communication, adaptability and flexibility to find solutions, balancing proactivity in offering help with respect for the customer's autonomy and will.

In 2022, we defined an action plan for accessibility improvements, supported by a specialized consulting firm. One of the first measures was to improve our VoeGOL website to make it more accessible, with more autonomous navigation for people with impaired or no vision.

Also last year, we moved closer to entities that serve and represent people with disabilities, in order to share our accessibility infrastructure and establish partnerships that enable negotiations for the sale of exclusive tickets in more attractive conditions.

Largest fleet of infrastructure accessibility equipment in the commercial aviation market.

9 ramps for aircraft access

+550 wheelchairs

91 stair climbers


931
8915
FISCALIZAÇÃO

Governance



Corporate governance principles

GOL reaffirms its commitment to conduct its operations with transparency, integrity and responsibility, following the best corporate governance practices. As a publicly traded company, we are aware of the relevance of this set of principles to strengthen investor confidence, optimize the efficiency of internal processes and promote long-term sustainable growth.

We strive to keep our Shareholders, Employees, Customers and other stakeholders informed about our operations, financial results and business strategies. We publish regular detailed financial reports, relevant information and clear communications, easily accessible for inquiry.

We have a robust system of risk management and internal controls, ensuring the security of the company's assets and resources and compliance with applicable regulations.

Our Administrative Board is formed by highly qualified and experienced members, including independent members, who stay up-to-date on market trends, regulations and best ESG practices, among other relevant aspects. We implement rigorous mechanisms to prevent conflicts of interest and ensure the impartiality of board member decisions, preventing any form of undue influence.

> **GOL reaffirms its commitment to conduct its operations with transparency, integrity and responsibility, following the best corporate governance practices.**

— Ethical conduct

GRI 2-23, 2-24, 2-25, 2-26

GOL has a Code of Ethics and a set of policies responsible for laying out behavioral guidelines for all employees, management and board members. These guidelines seek to promote a healthy, respectful and inclusive work environment, in addition to preventing unethical practices and behavior that breaches applicable legislation and regulations.

We have an Ethics Channel – available at www.eticanagol.com.br or by telephone at 0800 800 11 01 – so that our employees and other stakeholders can report any concerns or ethical breaches.

We ensure the confidentiality of whistleblowing reports and take appropriate action to investigate and remedy reported situations, always in accordance with applicable laws and regulations.



GOL has a Code of Ethics and a set of policies responsible for laying out behavioral guidelines for all employees, management and board members.

Those who contact us can choose whether or not to identify themselves. In all cases, at the end of the message, the person receives a protocol number for accessing the status of their ticket at any time. The tool is hosted in an external environment without connection to our network.

Our Ethics Committee has the prerogative to apply measures and sanctions according to the results of the investigation, supported by facts, data and evidence, and this process may lead to suspensions, warnings or terminations, in addition to legal consequences.

We widely disseminate the Code and the Ethics Channel to all employees from the moment they join the company, whenever we update any guideline and in constant communication campaigns.

In 2022, every report received through this channel was reviewed and handled by GOL; 30% of them were sent to the Ethics Committee for consideration, which carefully examined each case and took appropriate action. The other reports were handled directly by the responsible departments and managers, with a focus on improving processes and behaviors.

What does the Code of Ethics say about human rights

Did you know that "human rights" is a prominent topic in our Code of Ethics? In this material, we formalize the following:

"GOL, in its relations, is based on principles that sustain an Organizational Culture focused on valuing people, compliance with rules and regulations, and the constant pursuit of development. Issues such as respect and protection for human rights, diversity, fighting child and forced or compulsory labor, criminal exploitation of prostitution and the sexual exploitation of minors are extremely important to the company. For this reason, we invest in education and actions that strengthen the principles of our Culture, in addition to adopting policies and practices to prevent and combat all forms of discrimination, harassment, prejudice or undignified working conditions (such as child and forced or compulsory labor)."

The commitments we undertake include:

"*To contract Suppliers or Partners that engage in their business with appropriate conduct and comply with all legal requirements related to labor, environment, health and safety, which have a good reputation in the market, respect and protect Human Rights and fight child and forced or compulsory labor, the criminal exploitation of prostitution and sexual exploitation of minors, remembering that GOL can be held liable for the actions of its Suppliers and Business Partners.*"

"Promote, in its relations with customers, an inclusive environment of mutual respect, where discriminatory and intolerant attitudes do not exist."

"Promote an inclusive environment, preventing any attitude that discriminates people on the basis of gender, ethnicity, religion, social class, age, sexual orientation, physical disability or any other attribute. Thus, reflect on your stance and the impact your actions can have on others."

— Compliance policies

GRI 2-23, 2-24

GOL has a set of compliance policies that aim to ensure its operation in accordance with all laws, regulations, ethical standards and best practices relevant to its industry. The term "compliance" refers to conformity with these rules and standards. The policies are widely disseminated to employees and stakeholders and are also made available on Workplace (internal social network) and on the website: www.voegol.com.br/sobre-a-gol/compliance.

In addition to the Code of Ethics mentioned in the previous section, we have a Conduct Manual and the following Policies: Gifts, Presents and Hospitality; Conflicts of Interest; Anti-Corruption; Related-Party Transactions; Interaction with Government Agents; Sponsorship Donations; as well as the Anti-Corruption Due Diligence Procedure. A process was started in 2022 to revise these documents, and they will be released the following year. GRI 2-15

The policies listed above were drafted and updated in accordance with Brazilian and U.S. anti-corruption laws, the United Nations Convention Against Corruption; the Clean Company Act (CGU – Lei Empresa Limpa); the OECD Convention; the Inter-American Convention Against Corruption (OAS); the Laws on Improbity, Unfair Competition, Defense of Competition and among others; and the IBGC Best Practices in Corporate Governance.

To achieve even more significant results, we joined the Private Sector Commitment for Supply Chain Integrity (Compromisso do Setor Privado pela Integridade da Cadeia Produtiva), an initiative by the International Chamber of Commerce in Brazil (ICC Brazil) with the UN Global Compact and the Alliance for Integrity in 2019, and we aim to join other commitments for Integrity in 2023.



— Anti-corruption mechanisms GRI 2-23, 2-24, 205-1

To prevent and combat any type of corruption incident in our company, we have a robust program of ethics and compliance, called Rumo Certo (Right Path), which has been contributing to strengthening a culture of integrity throughout the company for the past five years. Through it, we prevent, detect, respond to and improve risk management of ethical breaches, including corruption risks.

We have a corruption risk map, which is updated periodically according to the business strategy and objectives, and covers aspects such as: strategic, financial, operational, technological, regulatory/compliance and socio-environmental, among others. The mapped risks are assessed and classified for impact severity and probability of occurrence.

We conduct a robust due diligence anti-corruption procedure that aims to identify risks related to corruption and ethical-reputational issues arising from entering into agreements, partnerships or other types of association with risky third parties. This same mechanism also aims to identify possible crimes, scandals and negative media focused on the environmental scenario. GRI 308-1, 414-1

The processes monitored includes: interactions with government agents, training, communication, access to manual transactions, prevention of conflicts of interest when hiring employees, regulatory monitoring, risky contracts and procedural deviations. We also implemented a process by which GOL executives report the interactions with public agents on a monthly basis. GRI 2-15

Throughout the year, we conducted the anti-corruption assessment process with 532 third parties. With regard to politically exposed persons (PEPs), 373 transactions related to 28 suppliers were analyzed. No deviations and/or non-compliances were identified. GRI 205-3, 308-2, 414-2

In 2022, we finalized settlements with the SEC, the U.S. Department of Justice and the Comptroller General regarding investigations of immaterial payments made through GOL in 2012 and 2013 to politically exposed persons, resulting from a GOL report issued in December 2023 to the SEC and the Securities Commission (CVM)

we have a robust program of ethics and compliance, called **Rumo Certo (Right Path)**

and openly disclosed in the company's current 20-F document. An external, independent investigation was contracted and completed in 2017 and subsequently shared with the relevant authorities, with which we always cooperate. The agreement was completed with authorities broadly acknowledging the effectiveness of GOL's compliance programs, internal controls, and anti-corruption procedures.

We further disclose that neither the assessments made through the Ethics Channel nor the compliance due diligence processes, nor the public actions and/or cases brought against the company or its employees in 2022 were verified. GRI 205-3

Communication and training

GRI 205-2

To bring Rumo Certo (Right Path program) closer to employees' day-to-day activities and disseminate knowledge about compliance, we have a training portfolio that is refreshed periodically.

In 2022, GOL transformed training on its Code of Ethics and Anti-Corruption training to include annual recycling, and also conducted the Corporate Security Training – Fraud Prevention and Corruption, which aims to reinforce the importance of the strategic role of leaders in preventing and detecting fraud in activities under their responsibility, making GOL's environment more secure for everyone. The training reached over 550 (66%) leaders of the company.

We also conducted trainings on anti-corruption and interactions with government agents, and ethics and integrity training for the GOL Intern Program and for the onboarding of new employees. In total, our online and in-person training sessions, synchronous or otherwise, achieved 17,399 participations throughout 2022.

In the communication field, we continued with interactive video campaigns aimed at the internal audience, such as the Compliance Challenge, a chain of challenges in which members of GOL's Senior Management share knowledge about ethics and compliance applicable to their areas of activity. We have also launched a Q&A section, choosing the granting of courtesies as our first topic, because this is a point of attention under the anti-corruption laws in many countries, as they may be considered undue advantages, regardless of the value of the item. In 2022, added to communications on Workplace, we achieved 22,800 interactions.

By 2023, we aim to expand access to Compliance content, improving our communications and training.

The training reached over **550** (66%)leaders of the company

Our online and in-person training sessions, synchronous or otherwise, achieved **17,399** participations throughout 2022

In 2022, added to communications on Workplace, we achieved **22,800** interactions

By 2023, we aim to expand access to **Compliance content**



Risk management

GRI 2-12, 2-23, 2-24, 2-25

GOL has a consistent corporate risk management structure in line with good governance practices, which includes a team dedicated to the topic (Corporate Risk, Compliance, Processes, Privacy and Internal Controls Department), as well as specific methodologies and processes to identify and qualify risks, define prevention, treatment, mitigation, monitoring and reporting measures.

Our Risk Map is updated periodically in accordance with the strategy and business objectives, contemplating aspects such as: strategic, financial, operational, technological, regulatory/compliance, socio-environmental and others. The mapped risks are evaluated and classified by severity of impact and probability of occurrence.

In this process we enhanced the standards for incident response in order to minimize the impacts on tangible and intangible factors.

Our Risk Map is updated periodically in accordance with the strategy and business objectives, contemplating aspects such as: strategic, financial, operational, technological, regulatory/compliance, socio-environmental and others.

In 2022, we strengthened our focus on risk management related to critical systems and key transactions that, if halted, would directly impact the company's revenue and operations. In this process we enhanced the standards for incident response in order to minimize the impacts on tangible and intangible factors, providing a return to normality in the shortest possible time.

For 2023, the construction of business continuity plans and crisis plans will be prioritized, and simulations for validation and effectiveness of the exercise.

— Boards and Committees

Board of Directors GRI 2-9, 2-12, 2-13, 2-17, 2-18

The Administrative Board is GOL's highest governance body, which provides general strategic guidelines and, among other functions, is responsible for defining general business policies, electing officers and supervising their management, as established in the Bylaws.

Its duties include ensuring the company's stability as an ongoing concern, within a long-term and sustainability perspective that incorporates economic, social, environmental and good corporate governance guidelines in the definition of businesses and operations; evaluating and approving business strategies, making sure they are effectively implemented by the Executive Board; suggesting and pursuing new opportunities, activities and businesses related to its corporate purpose; defining financial and non-financial performance targets; and evaluating risk management policies, with the support of the Audit Committee and the Risk Committee.

According to the Bylaws, the Administrative Board must have between five and ten members, with deliberative and non-executive functions, a one-year term of office and the possibility of reelection. Currently, the body has nine members, three of whom qualify as independent board members according to NYSE and B3 Level 2 Regulation criteria, with a term of office that ends in April 2024. The election takes place in an Annual Shareholders' Meeting under the terms of Law 6,404/76.

— Composition of the Administrative Board on April 28, 20233

GRI 2-11

Name	Position
Constantino de Oliveira Junior	Chair of the Administrative Board
Joaquim Constantino Neto	Vice-Chair of the Administrative Board
Ricardo Constantino	Board Member
Adrian Neuhauser	Board Member
Richard Freeman Lark, Jr.	Board Member
Anmol Bhargava	Board Member
Marcela de Paiva Bomfim Teixeira	Independent Board Member
Germán Pasquale Quiroga Vilardo	Independent Board Member
Philipp Michael Schiemer	Independent Board Member

The process of appointing members to GOL's Administrative Board is carried out by the Corporate Governance and People Committee, which takes into consideration the diversity of knowledge, experience, behavior, cultural aspects and competencies, in addition to other factors. The Bylaws state that members of the body must have varied professional and business experience and qualifications, including attributes such as leadership in senior management at large-scale companies; knowledge and experience in the civil aviation sector and its operations, in financial, accounting and risk management, in investment management, in commercial management and in conducting an administrative board for a publicly-held company. GRI 2-10

GOL's Board comprises mostly men (eight of the nine members). As for age, three of them are between 30 and 50 years old, and the other five are over 50. All are white and residents in the Southeast region. We have been discussing possibilities and opportunities to increase the representation of women and black people both on the Board and on its advisory committees. In 2023, we should set targets toward this. GRI 405-1



Supervisory Board

GRI 2-9

The company's Supervisory Board was set up as determined in the Annual Shareholders' Meeting held on April 28, 2023, with its own Internal Rules. According to Brazilian Corporation Laws, the Supervisory Board is the corporate body that is independent from the company's management and independent auditors.

The Supervisory Board may function on a permanent basis or otherwise, working during a specific fiscal year as determined by shareholders. It must have at least three and at most five members and an equal number of alternates.

For the 2023 fiscal year, with term of office until the Annual Shareholders' Meeting to be held in 2024, three effective members were elected to the Supervisory Board: Marcelo Amaral Moraes; Renato Chiodaro and Carla Andrea Furtado Coelho.

Management Committees (GRI 2-9, 2-12, 2-13, 2-20)

GOL's Administrative Board and Executive Board are supported and assisted by qualified and specialized Committees, which actively participate in strategic and other management decisions, according to their own Internal Rules. The current Management Committees are:

- **Statutory Audit** Committee;
- **Corporate Governance and People** Committee;
- Committee **on Financial Policies;**
- Committee **on Risk Policies;**
- Committee **on Alliances;**
- Subcommittee **on Accounting, Tax and Financial Reporting Policies;**

Currently, the Advisory Committees to the Administrative Board, along with the company's Supervisory Board, have the following gender distribution: 81.25% men and 18.75% women. As for age, 37.50% of them are between 30 and 50 years old, and the other 62.50% are over 50 years old. All are white and residents in the Southeast region.

In addition to the statutory committees, we created the Environmental Committee (non-statutory) in 2022, with the mission of disseminating a culture of sustainability and environmental responsibility within the organization. This group reports to the Administrative Board through the ESG Forum, in which the Executive Director for People and Culture participates. Through this forum, the board can monitor the evolution of priority sustainability topics and the development of the ESG report. (GRI 2-14)


B 32
B 31

— New organization structure GRI 2-9

In July 2022, we made important changes to our organizational structure, which mark the beginning of a new cycle of business growth.

With a solid career at GOL since 2003, executive Celso Ferrer took over as CEO of GOL. He has been with the company for 17 years and served as Vice-President and Planning Director from February 2015 to March 2019, when he became Vice-President of Operations – a position he held until June 2022.

Paulo Kakinoff, who was President and CEO of GOL since 2012, became a member of its Administrative Board and will continue contributing to the company's progress.

In parallel, we restructured the company's top management format, adopting the C-Level concept, which lays out a less hierarchical dynamic and is more focused on processes. We thus now have two Vice-Presidencies and seven Executive Directorates reporting directly to the CEO. See the new design below.

> **We restructured the company's top management format, adopting the C-Level concept, which lays out a less hierarchical dynamic and is more focused on processes.**

Statutory Board GRI 2-9

GOL's statutory directors are responsible for the daily executive management of the business, legal representation of the company, preparation and execution of investment and development plans and policy, as well as the respective budgets, among other attributions.

As established by the Bylaws, the Executive Board must be formed by at least two and at most seven members, who are elected by the Administrative Board for a one-year term, and may be re-elected. Any executive can be removed by the Administrative Board before the end of his/her term.

— Composition of the Statutory Board on April 28, 2023

Name	Position
Celso Guimarães Ferrer Junior	CEO
Mario Tsuwei Liao	Vice President of Finance & Investor Relations
Eduardo José Bernardes Neto	Executive Vice President of Sales, Marketing and Customers
Carla Patrícia Cabral da Fonseca	Executive Vice President of Customer Experience and CEO of Smiles

The duties of executives are specified by the Administrative Board, which also establishes the fixed compensation for each member and, when applicable, distributes profit sharing as laid out by the General Shareholders' Meeting. GRI 2-19



C-Level organizational chart

GRI 2-9


CAE (Administrative Board)
Camila Coutinho
CIA (Internal Audit)
Celso Ferrer
CEO (Presidency)
Carla Fonseca
CXO (Customer Experience and Smiles)
Luiz Borrego
CIO (Information Technology)
Eduardo Bernardes
CRO (Commercial and Marketing)
Jean Nogueira
CPO (People and Culture)
André Cruz
COO (Operations)
Edgard Lopes
CCO (Compliance and Internal Controls)
Mario Liao
CFO (Financial and Investor Relations)
Renata Fonseca
CLO (Legal and Government Relations)

Organizational chart effective as of June 2023.


MB

— Creation of the Abra Group

The year 2022 was marked by an important event that will transform the civil aviation sector in our region: creation of the Abra Group.

GOL's controlling shareholder and Avianca's (Colombia) major shareholders signed a historic agreement to create a leading Latin American air transport group through a holding company structure called Abra Group Limited, which will now control GOL and Avianca, bringing their iconic brands together under one structure.

Through recent investments made by Avianca and Viva shareholders, the Abra Group also now owns a 100% non-controlling economic interest in the Colombian Viva and its operations in Colombia and Peru, and a minority investment in convertible debt in Sky Airline (Chile).

Together, GOL and Avianca will offer the largest network of supplementary routes, with minimal overlap in their markets.

GOL's controlling shareholder and Avianca's (Colombia) major shareholders signed a historic agreement to create a leading Latin American air transport group through a holding company structure called Abra Group Limited, which will now control GOL and Avianca, bringing their iconic brands together under one structure.

Together, GOL and Avianca will offer the largest network of supplementary routes, with minimal overlap in their markets. The objectives include achieving the lowest unit cost in their respective markets, strengthening synergies in their loyalty programs and other businesses, enhancing air travel and improving the customer experience.

It warrants emphasis that creation of the Abra Group does not represent a merger between GOL and Avianca. The companies will continue to keep their brands, teams and culture independent, while benefiting from greater efficiency and investments made by the same parent group.

— Corporate structure

GOL Linhas Aéreas Inteligentes S.A. (Company or GOL) is a joint stock corporation established on March 12, 2004 under Brazilian law. Our Bylaws state that the company's corporate purpose is to exercise shareholding control over GOL Linhas Aéreas S.A. (GLA), which provides passenger and cargo air transport services, aircraft and component maintenance services and the development of loyalty programs, among others.

The corporate structure of GOL and its subsidiaries as of December 31, 2022 is shown below:


GOL
100.00%
100.00%
100.00%
100.00%
100.00%
GLA
GTX
GAC
GOL Finance
GOL Finance Inc.
100.00%
95.00%
100.00%
100.00%
Smiles Viagens e Turismo S.A.
Smiles Fidelidade Argentina
Airfim
Fundo Sorriso
5.00%
2.00%
98.00%
Smiles Viajes Y Turismo S.A.
Brazil Operation
Offshore Subsidiary
Exclusive Investment Fund

Shareholding breakdown

On February 15, 2023, the Share Capital, fully subscribed and paid up, is four billion, one hundred and ninety-seven million, eight hundred and ninety-two thousand, two hundred and eighty-three reais and twenty cents (BRL 4,197,892,283.20), divided into three billion, two hundred million, five hundred and sixteen thousand and seventy-seven (3,200,516,077) shares, of which two billion, eight hundred and sixty-three million, six hundred and eighty-two thousand and five hundred (2,863,682,500) common shares and three hundred and thirty-six million, eight hundred and thirty-three thousand, five hundred and seventy-seven (336,833,577) preferred shares, all nominative and without par value. See how the shareholding breakdown is represented below:

The Share Capital, fully subscribed and paid up, is

R$ 4,197,892,283,20

Shareholding breakdown


2.59%
0.24%
46.30%
50.87%
Abra
Treasury Shares
Path-Brazil LLC.
Others

	Common shares*		Preferred shares*		Total		Economic	
Abra	2,863,682,115	100.00%	131,139,777	38.93%	2,994,821,892	93.57%	212,959,266	50.87%
Path-Brazil LLC	-	0	10,846,688	3.22%	10,846,688	0.34%	10,846,688	2.59%
Others	385	0	193,836,179	57.55%	193,836,594	6.06%	193,836,190	46.30%
Treasury Shares	-	0	1,010,993	0.30%	1,010,933	0.03%	1,010,933	0.24%
Total	**2,863,682,500**	**100.00%**	**336,833,577**	**100.00%**	**3,200,516,077**	**100.00%**	**418,653,077**	**100.00%**

*Calculation considers the conversion standard 1 PN (preferred share) = 35 ON (common shares)


PR-GGU
swissport

Exhibit

Exhibit I – Operational and financial performance

— Domestic market

In 2022, domestic market demand was 30,155 million RPK, an increase of 36.3% over 2021, while supply was expanded by 39.8% to 37,713 million ASK. The occupancy rate dropped 2.4 p.p., reaching 80%.

+36.3%
demand

+39.8%
supply

— International market

With the gradual recovery of international operations, GOL recorded a 2,008.1% increase in demand in the international market, with 2,472 million RPK, and a 1,892.5% increase in supply, which was calculated at 3,074 million ASK. The occupancy rate increased 5.8 p.p., reaching 80.4%.

+2,008.1%
demand

+1,892.5%
supply

— Takeoff volume and total seats

GOL aircraft made 202,086 takeoffs, which represents an increase of 50.9% compared to the previous year, when there were 133,902. In the same period, the company made 33,638 million seats available, 42.9% more than the 23,538 million seats registered in the previous year.

+50.9%
takeoffs

+42.9%
seats

— PRASK, Yield and RASK

Net PRASK (passenger revenue per available seat kilometer) showed an increase of 36.8% compared to 2021, ending 2022 at 34.70 cents (BRL). Net RASK (operating revenue per available seat kilometer) was 37.26 cents (BRL) in 2022, showing a 36% increase over 2021. Net yield (average amount paid by one customer to fly one kilometer) increased 40.2% over 2021, registered at 43.38 cents (BRL) in 2022.

+36.8%
Net PRASK

+36.0%
Net RASK

+40.2%
Net Yield

— Net income

In 2022, GOL reached BRL 15,199 million in net revenue, a 104.5% increase over 2021, demonstrating a recovery movement in the domestic flight market although still at a low level compared to pre-pandemic periods. Revenues earned in the international market represent 11.8% of total 2022 revenues.

+104.5%
Net revenue

Revenues earned in the international market represent **11.8%** of total 2022 revenues

— **Net revenue** (Millions of R$)


11,411
13,864
6,372
7,433
15,199
2018
2019
2020
2021
2022

— Operating expenses

In 2022, the CASK (operating cost per available seat kilometer, excluding non-recurring results and expenses related to idle fleet) was 36.00 cents (BRL), which represents a 32.1% decrease compared to 2021. On the other hand, CASK excluding fuel cost and non-recurring results and expenses related to idle fleet ended the year at 19.09 cents (BRL), a 17.4% drop compared to the previous period.

-32.1%
CASK excluding non-recurring results and expenses related to idle fleet

-17.4%
CASK excluding fuel cost and non-recurring results and expenses related to idle fleet

— Net financial result

In 2022, the net financial result was negative BRL 2,075,000,000, compared to negative BRL 3,542,000,000 in the previous year. The impacts on this result were mainly due to interest and costs on loans, financing and leasing operations to the order of BRL 2,380,000,000, in addition to other financial expenses partially offset by exchange rate variation.

— Results of hedging transactions

In 2022, GOL recognized a loss of BRL 299,000,000 on its hedging transactions related to fuel, interest rate, company shares and foreign exchange (including revenue currency hedging), of which BRL 171 million was recorded in the company's financial results and BRL 128 million in the operating results.

— Value-added distribution (VAD)

GRI 201-01

The following is the value added in 2022 and distributed across personnel categories; taxes, fees and contributions; return on third-party capital; and equity payments:

— Personnel (BRL thousand)

	2022
Direct compensation	1,580,158
Benefits	221,119
FGTS	120,681
Total	**1,921,958**

— Taxes, fees and contributions (BRL thousand)

	2022
Federal	230,077
State	22,964
Municipal	1,741
Total	**254,782**

Remuneration of third-party capital (BRL thousand)

	2022
Interest	1,530,259
Rents	108,779
Others	197,734
Total	**1,836,772**

Equity payments (BRL thousand)

	2022
Net loss in the period	(1,055,449)
Profit for the period attributable to non-controlling shareholders	-
Total	**(1,055,449)**



— Income tax

In 2022, the company had a consolidated income tax and social contribution expense of BRL 44,000,000. The direct subsidiary GLA has tax losses and negative social contribution bases, which can be offset by up to 30% of annual taxable income and with no time limitation period, in the amount of BRL 14,990 million, not recognized on the company's balance sheet.

— Net income and earnings per share

In 2022, the company calculated a net loss attributable to controlling shareholders of BRL 1,561,000,000, 78.3% lower than 2021, resulting mainly from the increase in revenue brought on by the return of demand. The basic loss per share for common shares was BRL 0.545, and for preferred shares, BRL 4.636, down 79.5% from 2021, respectively.

— Share price history

In 2022, GOL's preferred share price on the São Paulo Stock Exchange depreciated by 56%. In the first trading session in January, the share price closed at BRL 16.74, and at the end of December, its closing value was BRL 7.34.


20
15
10
5
Jan
Feb
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec

— Cash flow

Operating activities generated BRL 2,169,000,000 in 2022. The main changes in operating assets and liabilities in 2022 were: (i) increase of BRL 832,000,000 in transportation to be executed, mainly due to the return of demand for air travel; (ii) variation of BRL 44,000,000 in accounts receivable, with a negative effect on cash, mainly due to the anticipation of receivables; (iii) increase in taxes payable and salaries, wages and benefits of BRL 864,000,000. The effects of these variations were partially offset by (iv) variation in deposits of BRL 308,000,000, with a negative effect on cash, also brought up by the return of demand. Investment activities consumed BRL 788,000,000 in 2022, compared to a cash consumption of BRL 180,000,000 in 2021. Financing activities in 2022 consumed BRL 1,674,000,000, compared to BRL 672,000,000 in 2021.

— Fleet

By the end of 2022, GOL's total fleet comprised 146 Boeing 737 aircraft, 108 NGs and 38 MAX operational, with an average age of 10.4 years. To summarize, in 2022 we incorporated fifteen 737 MAX 8 aircraft into our fleet and returned six aircraft from previous series.

Fleet plan (dec/2022)	2022	2023	2024	2025
Boeing 737 NG	108	83	82	75
Boeing 737 MAX	38	56	65	75
Total at the end of the period	**146**	**139**	**147**	**150**

At the end of 2022, GOL expected to receive twelve 737 MAX 8 and four 737-800 BCF freighters throughout 2023, as well as the return of 17 aircraft from previous series.

— Liquidity and indebtedness

GOL's total liquidity (cash and cash equivalents, financial investments, accounts receivable and deposits) reached BRL 4.1 million at the end of 2022, and the company ended the year with BRL 3,075,000,000 in short-term debt (loans, financing and leases). The long-term financing is sufficient for the scheduled acquisition of new 737 MAX aircraft, a relevant part of the fleet transformation plan.

Exhibit II – SASB

Committed to transparent social, environmental and governance disclosure applicable to the aviation industry, we have adopted the metrics of the Sustainability Accounting Standards Board (SASB), an independent organization that defines material ESG disclosure standards to meet the needs of investors and other stakeholders. See below:

— Sustainability Accounting Standards Board (SASB) sustainability statements and accounting metrics applicable to the aviation industry (SASB #TR0201)

Accounting and sustainability metrics

Topic	Metrics	Measurement unit	Code	2020	2021	2022
Greenhouse gas emissions	Gross global Scope 1 emissions[1]	Tons of CO_2e	TR-AL-110a.1	1,774,348	1,901,225	**Nationai:** 2,736,385 t CO_2e **Internaionai:** 87,592 t CO_2e **Total:** 2,823,977 t CO_2e
	Discussion of a long-term and short-term strategy or plan to manage Scope 1 emissions, emission reduction targets and an analysis of performance against these targets	n/a	TR-AL-110a.2	Read under “Greenhouse gas emissions” in the 2020/2021 ESG Report	Read under “Environment” in the 2021/2022 ESG Report	Read under “Environmental”

[1] In 2020 and 2021, the numbers considered only emissions from domestic flights. In 2022, this figure encompasses domestic and international flights.

Accounting and sustainability metrics

Topic	Metrics	Measurement unit	Code	2020	2021	2022
Greenhouse gas emissions	(1) Total fuel consumed in gigajoules; (2) percentage of fuel from alternative sources other than petroleum; (3) percentage of sustainable fuel	Gigajoules (GJ); percentage (%)	TR-AL-110a.3	(1) 24,405,510 GJ (2) 0 (3) 0	(1) 26,128,048 GJ (2) 0 (3) 0	(1) **National:** 37,630,076 GJ **International:** 1,203,491 GJ **Total:** 38,833,567 GJ (2) 0 (3) 0
Labor practices	Percentage of the active work force covered by collective bargaining agreements	Percentage (%)	TR-AL-310a.1	100% of eligible individuals	100% of eligible individuals	100% of eligible individuals
	(1) number of shutdowns (strikes/blocks starting at one thousand workers, lasting one full shift) and (2) total days lost due to shutdowns	Number, days lost	TR-AL-310a.2	(1) 0 (2) 0	(1) 0 (2) 0	(1) 0 (2) 0
Competitive behavior	Total value of monetary losses resulting from lawsuits related to anti-competitive behavior regulations	Monetary value (BRL)	TR-AL-520a.1	0	0	0

Accounting and sustainability metrics

Topic	Metrics	Measurement unit	Code	2020	2021	2022
Accident and safety management	Description of safety management system implementation and results	n/a	TR-AL-540a.1	Read under "Operational safety" in the 2020/2021 ESG Report	Read under "Operational Safety" in the 2021/2022 ESG Report	Read under "Safety: our number 1 Value"
	Number of aviation accidents	Number	TR-AL-540a.2	0	0	0
	Number of government actions regarding aviation safety regulations	Number	TR-AL-540a.3	0	0	0

Operational (domestic and international flights)

Topic	Measurement unit	Code	2020	2021	2022
Available seat kilometer (ASK)[1]	ASK	TR-AL-000.A	25,142 million	27,129 million	40,788,556,197
Passenger load factor/occupancy rate	Rate	TR-AL-000.B	80.1%	82.0%	80.0%
Revenue passenger kilometers (RPK)	RPK	TR-AL-000.C	20,127 million	22,237 million	32,627,345,039
Revenue ton kilometers (RTK)	RTK	TR-AL-000.D	1,649,796,999	1,860,311,738	2,842,492,020
Number of takeoffs	Number	TR-AL-000.E	124,528	133,902	202,086
Average fleet age	Years	TR-AL-000.F	11.0	10.7	10.4

[1] ASK total

Additional metrics

Operational (domestic and international flights)

Topic	Measurement unit	2020	2021	2022
Punctuality	Percentage (rate)	93.2%	92.8%	83.3%
Regularity	Percentage (rate)	97.9%	99.0%	99.2%

Environment

Topic	Measurement unit	2020	2021	2022
Relative emissions from direct fuel consumption[1]	$kgCO_2e$/ASK	0.0761	0.0705	National: 0.00697 $kgCO_2e$/ ASK International: 0.0570 $kgCO_2e$/ ASK Total: 0.0692 $kgCO_2e$/ ASK
Total greenhouse gas (GHG) emissions[1]	Tons of CO_2e	1,830,191	1,952,078	National: 2,882,425 t CO_2e International: 87,592 t CO_2e Total: 2,970,017 t CO_2e
Greenhouse gas (GHG) emissions offset	Tons of CO_2e	0	2,600	10,281

[1] In 2020 and 2021, only domestic flights were considered. However, in 2022, the numbers include both domestic and international flights.

Social

Topic	Measurement unit	2020	2021	2022
Gender of employees	Percentages (male/female)	56%/44%	56%/44%	56%/44%
Age group	Percentage rates (under 30 years old; from 30 to 50 years old; over 50 years old)	22%/67%/11%	20%/68%/12%	20%/68%12%

Governance

Topic	Measurement unit	2020	2021	2022
Independent board members	Percentage	55%	43%	33%
Participation of women in leadership positions (C-Level, Board of Directors, and management)	Percentage	42%	41%	39%
Number of Committees with independent members included	Number	5	5	5
Does it have compliance policies available to the public?	Answer	Yes	Yes	Yes
Does it have a Reporting Manual and a Securities Trading Policy?	Answer	Yes	Yes	Yes

Exhibit III – TCFD

GOL has improved its transparency by reporting, since 2020, information in line with the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD). These disclosures reflect our growing commitment to responsibly managing climate challenges.

The TCFD was established in 2015 by the Financial Stability Board (FSB) with the goal of developing consistent guidelines for disclosing climate-related financial risks. These guidelines are used by companies, banks and investors to provide relevant information to stakeholders.

We invite you to stay up-to-date on our climate-related actions and disclosures through our Investor Relations website.

— The Task Force on Climate-Related Financial Disclosures (TCFD) Index

Topic: Governance	Disclosures recommended by TCFD	Information location
Disclose the organization's governance around climate-related risks and opportunities.	Describe how the board oversees climate-related risks and opportunities.	Read at: • "Environmental" Section • "Risk Management" Section
	Describe management's role in assessing and managing climate-related risks and opportunities.	Additional information: Performance evaluation of the Environmental Management System, Environmental Policy, complaint management, supplier evaluation, change management, non-conformity reports, management of environmental notifications, infractions and fines.

Topic: Strategy	Disclosures recommended by TCFD	Information location
Disclose the actual and potential impacts of climate-related risks and opportunities on the organization's businesses, strategy and financial planning, whenever such information is material.	Describe climate-related risks and opportunities the organization has identified over the short, medium and long term.	Read at: • Message from the Management • "Our Focus 2.3" Section • "Environmental" Chapter
	Describe the impacts of climate-related risks and opportunities on the organization's businesses, strategy and financial planning.	
	Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios.	

Topic: Risk Management	Disclosures recommended by TCFD	Information location
Disclose how the organization identifies, assesses and manages climate-related risks.	Describe the organization's processes for identifying and assessing climate-related risks.	Read at: • "Environmental" Chapter • "Risk Management" Section
	Describe the organization's processes for managing climate-related risks.	
	Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization's overall risk management.	

Topic: Metrics and Targets	Disclosures recommended by TCFD	Information location
Disclose the metrics and targets used to assess and manage relevant climate-related risks and opportunities whenever such information is material.	Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management process.	Read at: • "Environmental" Chapter • "Risk Management" Section
	Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 greenhouse gas emissions and the related risks.	
	Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets.	

— Main risks

Type of risk	Definition of climate-related risk	Potential financial impact	Deadline	Mitigation strategy
Political and legal matters	Existing and emerging regulations that address climate change. This may include: • Increase in the price of GHG emissions • Enhanced reporting obligations • Exposure to litigation • Limits on operating licenses	New carbon taxes that could increase the price of aviation fuel, thus increasing our operating costs and potentially reducing demand for travel. Regional or country-specific policies to reduce emissions by the aviation sector could undermine CORSIA as the single global approach to dealing with international aviation emissions, thus increasing our compliance and reporting costs. Brazilian lawmakers may enact laws that determine targets for reducing emissions by domestic airlines, which could limit the Company's ability to grow. Lawmakers may also require new technologies that would imply significant capital investments and increase operating costs to meet these requirements.	Mid-term	GOL is developing a robust and multilayered long-term climate change strategy aimed at progressing toward ambitious goals and positioning the Company as a regional leader in sustainability. The Company monitors emerging regulations to understand the risks and opportunities for its business and works with lawmakers to identify solutions that can help the aviation industry reduce its emissions through new technologies. GOL also continues to advocate for improvements in CORSIA as the single global approach to addressing emissions from international aviation, reducing the imbalance between developing nations and stable economies. Furthermore, the Company remains focused on seeking efficiency gains in its operations, searching for opportunities to employ biojetfuel and technologies that reduce or zero-out emissions as they become available on a commercially reasonable basis.

Type of risk	Definition of climate-related risk	Potential financial impact	Deadline	Mitigation strategy
Technology	Risk of emerging technologies to support the global low-carbon transition. This may include: • Replacement of existing products and services with lower emission options • Initial costs for the transition to lower emission technology	GOL's fleet renewal program will allow the Company to have a younger fleet, with state-of-the-art aircraft. However, more aggressive restrictions imposed on emissions in the short and medium term may force the Company to initiate a new fleet renewal cycle for newer and more efficient aircraft. There is a risk that technology will not be developed enough for GOL to meet its ambitious climate goals.	In progress, mid-term	GOL's fleet consists of a single type of aircraft and it is gradually transitioning its NG fleet to the 737 MAX aircraft. This aircraft is essential to GOL's expansion plans, due to greater fuel efficiency and reduced carbon emissions. The advanced technology used in engines, wings and control surfaces of the 737 MAX aircraft increases productivity, reduces fuel consumption by 15% and gives the aircraft an extended flight range. GOL will continue to engage with fuselage and aircraft engine manufacturers to better understand the new low-carbon technologies that may become available for its planned strategy.
Market	Risk of changes in supply and demand as economies react to climate change. This may include: • Changes in Customer behavior • Uncertain market signals • Rising costs of raw materials	Corporate Customers may choose to use alternative travel options, such as virtual meetings and workspaces. The collateral we use for capital loans – in the form of aircraft, spare parts and airport slots – may lose its value as changes in Customer behavior and economies shift toward low-carbon alternatives. Further development and improvement in ground transport modes in markets currently served by short-haul flights (such as high-speed connections between São Paulo and Rio de Janeiro) may offer Passengers with lower carbon emissions alternatives than flying with GOL.	Mid-term	GOL is currently working to offer its Customers a voluntary carbon offset opportunity as a way to allow them to travel efficiently, while offsetting the environmental footprint of their flights. GOL also plans to integrate other sustainability practices into the products, services and experiences that we offer our customers, such as recycling cabin waste and sustainable products. The Company will deepen our customer relations through partnerships with a wide range of stakeholders, including governments, manufacturers, suppliers and customers, aimed at sustainability initiatives that have potential to generate low-carbon emissions, such as sustainable aviation fuels.

Type of risk	Definition of climate-related risk	Potential financial impact	Deadline	Mitigation strategy
Reputational	Risks of damage to the brand's value and loss of Customer base as public sentiment changes due to climate change. This may include: • Changes in Customer preferences • Stigmatization of the aviation sector • Increase in stakeholder concerns	Society's growing recognition that climate change is a threat to our current livelihood may imply that certain customers will choose to fly less often or fly on an airline perceived to be more sustainable. Furthermore, investors may demand more aggressive sustainability goals and practices from the sector.	Mid-term	GOL is developing a robust and multilayered long-term climate change strategy aimed at progressing toward ambitious goals and positioning the Company as a regional leader in sustainability. The Company intends to continue its efforts to reduce carbon emissions by using the channels that are currently available, including considerations on how to include modern aircraft, efficient technology, solid operating practices and sustainable aviation fuels in its climate mitigation strategy. The Company is seeking to embrace new low-carbon solutions as they become available. It also plans to maintain and expand communications regarding its sustainability practices to customers, team members and suppliers so they understand the measures being taken to reduce climate impact.
Severe climate events	The risk of increased severity of climatic events	Extremely high temperatures may exceed the maximum temperature at which aircrafts are certified by regulators (ANAC) and allowed to operate. A higher number of hot days may interrupt operations, causing displacement and warping on runways and taxiways, in addition to other infrastructure damages. These damages, in turn, may increase airport operating and repair costs, which would be passed on to us. In extreme situations, it may become difficult to cool down aircraft to a temperature that is acceptable for Customers and crew.	Long term	GOL will continue to monitor temperatures at airports exposed to risks of high temperature and will work with aircraft manufacturers to ensure that its aircraft are able to operate safely under various operating conditions. In the future, the Company plans to incorporate the projected impacts of climate change into project designs for physical assets, capital improvement plans, disaster management, emergency response and network.

Type of risk	Definition of climate-related risk	Potential financial impact	Deadline	Mitigation strategy
Severe climate events	The risk of increased severity of climatic events	Increase in the number and severity of torrential rainfalls and rainstorms in the main hubs of São Paulo (CGH), Guarulhos (GRU), Rio de Janeiro (GIG) and Brasília (BSB), reducing operational availability at these hub airports and limiting growth and connectivity strategies. The decrease in operational availability at these airports could lead to extended disruptions in the network and cause excess load on infrastructure at alternative airports that were not built for this purpose.	Mid-term	To mitigate the impacts caused to infrastructure by floods, GOL plans to incorporate the projected impacts from lower operational availability into project requirements for new physical assets, capital improvement plans, disaster management and emergency response, development of master plans and early warning systems.
Chronic climate events	Risk of long-term changes in weather patterns	The Porto Alegre (POA), Florianópolis (FLN), Rio de Janeiro (GIG-SDU), Recife (REC) and Belém (BEL) airports will face critical threats if global temperature rises by 2ºC, and will be submerged if it rises by 4ºC. As high temperatures reduce air density, chronically high temperatures at some of our hub airports may restrict the availability of seats in certain markets, using aircraft with greater engine thrust and potentially reduced operating hours.	Long term	GOL recognizes that we cannot stop the rising of sea levels on our own; this is a global concern. Given the vulnerability of these airports to floods from rising sea levels and impacts of this on business continuity, the Company plans to identify local mitigation options for the impacts caused by rising sea levels, including the possibility of relocating to inland areas. The cost-benefit ratio of available options may result in adjustments to our network. The organization also plans to engage with lawmakers to explore paths to greater climate resilience and search for new aircraft and engine models capable of maintaining performance at higher average temperatures.

Main opportunities

Opportunity	Potential financial impact	Deadline	Execution strategy
Resource efficiency	Reduce fuel costs through the ongoing modernizing of our fleet with more efficient aircraft and operational improvements.	Mid-term	GOL's fleet consists of a single type of aircraft and it is gradually transitioning its NG fleet to the 737 MAX aircraft. The 737 MAX aircraft is essential to GOL's expansion plans, due to greater fuel efficiency and reduced carbon emissions. The advanced technology used in engines, wings and control surfaces of the 737 MAX aircraft increases productivity, reduces fuel consumption by 15% and gives the aircraft an extended flight range. The Company will continue to engage with fuselage and aircraft engine manufacturers to better understand the new low-carbon technologies that may become available for its planned strategy. Moreover, GOL is seeking measures to improve operational efficiency, including stronger fuel conservation management and monitoring. The Company will also continue to advocate with lawmakers to update and develop the Brazilian air traffic control system, which has the potential to reduce GHG emissions for the aviation industry.
Fuel resources	Greater focus on actions involving sustainable aviation fuels (SAF), reducing exposure to increasing carbon regulation and diversifying fuel supply.	Mid-term	GOL already has a memorandum of intent signed with two potential suppliers of sustainable aviation fuels, and we continue to seek new potential suppliers in Brazil and the LAC region. The Company positions itself as an off-taker of their future production, subject to certain pre-established conditions. GOL has a strategy to support the development of sustainable aviation fuels (SAF), promoting the structuring of a Brazilian regulatory framework for the production of these fuels, creating an environment that is attractive for investments without causing market distortions for our industry. The Company strives to achieve the first recurring supply of sustainable aviation fuels for its operations and the first 1% biofuel supply in the total operation. GOL encourages the production of sustainable biomass in Brazil, to be used for energy and other by-products through biojetfuel platforms, particularly the Biojetfuel Platform located in Zona da Mata (State of Minas Gerais), always seeking the external socioeconomic inclusion of the communities involved.

Opportunity	Potential financial impact	Deadline	Execution strategy
Products and Services	Attract travelers with a preference for low-carbon travel.	Short-term	GOL is currently working to offer its Customers a voluntary carbon offset opportunity as a way to allow them to travel efficiently, while offsetting the environmental footprint of their flights. GOL also plans to integrate other sustainability practices into the products, services and experiences that we offer our customers, such as recycling cabin waste and sustainable products.
Resilience		Mid-term	GOL plans to implement a resilience program by 2023, which includes: • Conducting assessments on the criticality and resilience of our current operating procedures and infrastructure; • Integrating the projected impacts caused by climate change into our business continuity and emergency plans; • Developing effective communication channels with airport employees and aviation stakeholders, including air navigation service providers, off-airport service providers, academia, communities and municipal authorities responsible for meteorological monitoring, climate analysis and disaster management.

Internal Audit

GRI 102-56

Internal Audit review report

To the Management and Shareholders
GOL Linhas Aéreas Inteligentes S.A.

Introduction

We have reviewed the Annual ESG Report from GOL Linhas Aéreas Inteligentes S.A. for the year ended December 31, 2022.

Responsibilities of GOL management

GOL's management is responsible for drafting and proper presentation of the information contained in the Annual ESG Report prepared in accordance with the criteria, assumptions and methodologies of the Global Reporting Initiative (GRI) and for such internal controls as management deems necessary to enable the preparation of this report free from material misstatement, whether due to fraud or error.

Objectives and Responsibilities of GOL's internal auditors

Our responsibility is to express a conclusion on the GRI indicators contained in the Annual ESG Report as a result of our limited review thereof. We conducted our review in accordance with the procedures adopted in a limited assurance engagement, pursuant to professional independent auditing standards, with the goal of obtaining limited assurance that the indicators disclosed in the Annual ESG Report are free from material misstatement.

The procedures applied were based on our understanding of aspects related to the compilation and presentation of information contained in the report, comprising:

a. planning of the work, considering the relevance, the volume of quantitative and qualitative information and the internal controls that served as a basis for obtaining the information contained in the Report;

b. understanding the calculation methodology and procedures for preparing and compiling GRI indicators, through interviews with the managers responsible for preparing the information;

c. application of analytical procedures and sampling verification of certain evidence that supports the data used to prepare the Report; and

d. comparing financial data against financial statements and/or accounting records.

We believe that the evidence obtained in our work was sufficient and appropriate to support our limited conclusion.

Scope and limitation

The procedures applied in a limited assurance review are substantially less extensive than those applied in an assurance engagement that aims to issue an opinion on the information contained in the report. Consequently, they do not allow us to obtain assurance that we are aware of all the issues that would be identified in a more comprehensive assurance engagement different from a limited assurance engagement. Had we performed a more extensive review, we might have identified other issues or possible misstatements in the information contained in the Report. Additionally, GOL's internal controls were not part of the scope of our review.

Non-financial data are subject to more inherent limitations than financial data, given the nature and diversity of the methods used to determine, calculate or estimate these data. Qualitative interpretations of data materiality, relevance and accuracy are subject to individual assumptions and judgments. Additionally, we have not performed any work on data reported for previous fiscal years, nor with regard to future projections and goals. Financial data are aligned with the published balance sheet for December 31, 2022.

Conclusion

Based on the procedures applied, as described in this report, nothing has come to our attention that causes us to believe that the GRI indicators contained in the Annual ESG Report of GOL Linhas Aéreas Inteligentes S.A. for the year ended December 31, 2022 have not been prepared, in all material respects, in accordance with the criteria, assumptions and methodologies for the preparation of GRI indicators.

São Paulo, July 28, 2023.

Internal Audit Directorate



Summary of GRI Disclosures

Statement of use	GOL reported in compliance with the GRI Standards for the period from January 1, 2022 to December 31, 2022.
Standard used	GRI: Foundation 2021
Applicable GRI Sector Standard	No GRI sector standards are applicable to the reporting company's sector at this time.

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
GRI Standard 2: General Disclosures 2021				
2-1	Organizational details	7		
2-2	Entities included in the organization's sustainability reporting	10 to 12		
2-3	Reporting period, frequency and contact point	7		
2-4	Restatements of information	38		
2-5	External assurance	7		
2-6	Activities, value chain and other business relationships	7		
2-7	Employees	45 to 54		
2-8	Workers who are not employees	19, 20		
2-9	Governance structure and composition	79 to 83		
2-10	Nomination and selection of the highest governance body	79, 20		
2-11	Chair of the highest governance body	79		

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
2-12	Role of the highest governance body in overseeing the management of impacts	79 to 81		
2-13	Delegation of responsibility for managing impacts (highest governance body)	79 to 81		
2-14	Role of the highest governance body in sustainability reporting	81		
2-15	Conflicts of interest	2023 Reference Form, page 255		
2-16	Communication of critical concerns	2023 Reference Form, pages 144-147		
2-17	Collective knowledge of the highest governance body	2023 Reference Form, pages 141, 147-172		
2-18	Evaluation of the performance of the highest governance body	2023 Reference Form, pages 146-147		
2-19	Remuneration policies	2023 Reference Form, pages 191-209		
2-20	Process to determine remuneration	2023 Reference Form, pages 191-209		
2-21	Annual total compensation ratio	2023 Reference Form, pages 191-209		
2-22	Statement on sustainable development strategy	10 to 12		

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
2-23	Policy commitments (responsible conduct, due diligence, precautionary principle, human rights)	73 to 76		
2-24	Embedding policy commitments (how to embed them in all business activities and relationships)	73 to 76		
2-25	Process to remediate negative impacts	73, 78		
2-26	Mechanisms for seeking advice and raising concerns	73		
2-27	Compliance with laws and regulations	2023 Reference Form, pages 99-104		
2-28	Membership associations	22		
2-29	Approach to stakeholder engagement	4, 22, 56, 67		
2-30	Collective bargaining agreements	All workers under CLT (permanent contract) are covered by collective bargaining agreements.		
GRI Standard 2 | General Disclosures 2021				
3-1	Process to determine material topics			
3-2	List of material topics			

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
Material topic – Operational safety				
3-3	Management of material topics	21 a 23, 63 to 65		
GRI Standard | GRI 403: Occupational health and safety 2018				
403-1	Occupational health and safety management system	63 to 65		
403-2	Hazard identification, risk assessment and incident investigation	63 to 65		
403-3	Occupational health services	63 to 65		
403-4	Worker participation, consultation and communication on occupational health and safety	63 to 65		
403-5	Worker training on occupational health and safety	63 to 65		
403-6	Promotion of worker health	63 to 65		
403-7	Prevention and mitigation of occupational health and safety impacts directly linked by business relationships	63 to 65		
403-8	Workers covered by an occupational health and safety management system	63 to 65		
403-9	Work-related injuries	63 to 65		
403-9	Occupational diseases	63 to 65		

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
GRI Standard | GRI 416: Customer health and safety 2016				
416-1	Assessment of the health and safety impacts of product and service categories	21 to 23		ODS 11
416-2	Incidents of non-compliance concerning the health and safety impacts of products and services	21 to 23		ODS 11
Material topic – Low cost with intelligence and sustainable results				
3-3	Management of material topics	88 to 93		
GRI Standard | GRI 201: Economic Performance 2016				
201-1	Direct economic value generated and distributed	90, 91		
Material topic – Innovation and digital acceleration				
Not covered by GRI topic standards.				
3-3	Management of material topics	24 to 27		
Material topic – Preventing and fighting corruption				
3-3	Management of material topics	73 to 79		
GRI Standard | GRI 205: Anti-Corruption 2016				
205-1	Operations assessed for risks related to corruption	76, 77		
205-2	Communication and training about anti-corruption policies and procedures	76, 77		
205-3	Confirmed incidents of corruption and actions taken	76, 77		

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
Material topic – Energy and climate management				
3-3	Management of material topics	28 to 40		
GRI Standard | GRI 201: Economic Performance 2016				
201-2	Financial implications and other risks and opportunities arising from climate change	28 to 34		ODS 11, 12, 13
GRI Standard | GRI 302: Energy 2016				
302-1	Energy consumption within the organization	40		ODS 11, 12, 13
302-2	Energy consumption outside the organization	40		ODS 11, 12
302-3	Energy intensity	40		ODS 11, 12
302-4	Reduction of energy consumption	40		ODS 11, 12
302-5	Reductions in energy requirements of products and services	40		ODS 11, 12
GRI Standard | GRI 305: Emissions 2016				
305-1	Direct (Scope 1) Greenhouse Gas (GHG) emissions	34 to 38		ODS 11, 12, 13
305-2	Energy indirect (Scope 2) Greenhouse Gas (GHG) emissions	34 to 38		ODS 11, 12, 13
305-3	Other indirect (Scope 3) greenhouse gas (GHG) emissions	34 to 38		ODS 11, 12, 13
305-4	Greenhouse gas (GHG) emissions intensity	34 to 38		ODS 11, 12, 13
305-5	Reduction of greenhouse gas (GHG) emissions	34 to 38		ODS 11, 12, 13

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
305-6	Emissions of ozone-depleting substances (ODS)	34 to 38		ODS 11, 12, 13
305-7	Nitrogen oxides (NOX), sulfur oxides (SOX) and other significant air emissions	-	Rationale for omission: confidentiality restrictions. Explanation: measurement process not implemented.	
Material topic – Sustainable supply chain management				
3-3	Management of material topics			
GRI Standard | GRI 308: Supplier Environmental Assessment 2016				
308-1	New suppliers that were screened based on environmental criteria	19, 75, 76		
308-2	Negative environmental impacts in the supply chain and actions taken	19, 75, 76		
GRI Standard | GRI 414: Supplier Social Assessment 2016				
414-1	New suppliers that were screened based on social criteria	19, 75, 76		
414-2	Negative social impacts in the supply chain and measures taken	19, 75, 76		
Material topic – Customer experience				
Not covered by GRI topic standards.				
3-3	Management of material topics	Cross-sectionally, in numerous texts throughout the report.		

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
Material topic – A diverse environment with equity, inclusion, and appreciation				
3-3	Management of material topics	45 to 66		
GRI Standard | GRI 401: Employment 2016				
401-1	New employee hires and employee turnover	61		
GRI Standard | GRI 404: Training and Education 2016				
404-1	Average hours of training per year per employee	58, 59		
404-2	Programs for enhancing competences and assisting in career transition.	58 a 61		
404-3	Percentage of employees receiving regular performance development reviews	60 a 61		
GRI Standard | GRI 405: Diversity and Equal Opportunity 2016				
405-1	Diversity of governance bodies and employees	79		
GRI Standard | GRI 406: Non-Discrimination 2016				
406-1	Incidents of discrimination and corrective actions taken	-	Rationale for omission: confidentiality restrictions. Explanation: data protection.	

Item	Disclosure	Answer location and/or answer	Omitted disclosure/requisite, with rationale and explanation	Priority Sustainable development goals (SDGs)
Additional disclosure items				
GRI Standard | 303: Water and effluents				
303-1	Interactions with water as a shared resource	43		ODS 12
303-2	Management of water discharge-related impacts	43		ODS 12
303-3	Water harvesting	43		ODS 12
303-4	Water discharge	43		ODS 12
303-5	Water consumption	43		ODS 12
GRI Standard | GRI 306: Waste 2020				
306-1	Waste generation and significant waste-related impacts	41, 42		ODS 12
306-2	Management of significant waste-related impacts	41, 42		ODS 12
306-3	Waste generated	41, 42		ODS 12
306-4	Waste diverted from disposal	41, 42		ODS 12
306-5	Waste directed to disposal	41, 42		ODS 12
GRI Standard | GRI 418: Customer Privacy				
418-1	Substantiated complaints concerning breaches of customer privacy and losses of customer data	27		

Credits

GRI 102-53

GOL Linhas Aéreas Inteligentes S.A.
Head Office: Praça Comandante Linneu Gomes s/nº
Portaria 3 – Jardim Aeroporto – São Paulo – SP
CEP 04626-020
Tel.: +55 11 5098-2000
www.voegol.com.br

GENERAL COORDINATION

Executive Directorate for People, Culture and ESG
Jean Nogueira
Felipe Sobrinho
Maria de Nazaré Guimarães Sousa
Matheus Bovo
Renan Calderolli

Information for contact about this report
esg@voegol.com.br

Sustainability content and consulting
NEXO Comunicação e Sustentabilidade
www.nexoconecta.com.br

Graphic design and layout
L7 Design (NEXO partner)
www.l7design.com.br




GOL